Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

NORTH AMERICAN STAINLESS, INC.,

WARHOL MERGER SUB, INC.,

HAYNES INTERNATIONAL, INC.

and

solely for the purposes of Section 9.14,

ACERINOX, S.A.

Dated as of February 4, 2024

i

3.23	Related Person Transactions	41
3.24	Government Contracts	41
3.25	Anti-Corruption and International Trade Compliance	42
3.26	Brokers	43
3.27	Company Information	43
3.28	No Other Representations or Warranties	43

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		44

4.1	Organization; Good Standing	44
4.2	Corporate Power; Enforceability	44
4.3	Non-Contravention	44
4.4	Requisite Governmental Approvals	45
4.5	Legal Proceedings; Orders	45
4.6	Ownership of Company Common Stock	45
4.7	Brokers	45
4.8	Operations of Merger Sub; Parent	45
4.9	No Parent Vote or Approval Required	46
4.10	Available Funds	46
4.11	Stockholder and Management Arrangements	46
4.12	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	46
4.13	Solvency.	47
4.14	Parent and Merger Sub Information	47
4.15	No Other Representations or Warranties	47

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		48

5.1	Affirmative Obligations	48
5.2	Forbearance Covenants	48
5.3	No Solicitation	52
5.4	No Control of the Other Party’s Business	57

ARTICLE VI ADDITIONAL COVENANTS		57

6.1	Required Action and Forbearance; Efforts	57
6.2	Antitrust and Regulatory Matters	58
6.3	Proxy Statement.	62
6.4	Company Stockholder Meeting	63
6.5	Anti-Takeover Laws	64
6.6	Access	64
6.7	Section 16(b) Exemption	65
6.8	Directors’ and Officers’ Exculpation, Indemnification and Insurance	65
6.9	Employee Matters	67
6.10	Obligations of Merger Sub	69
6.11	Public Statements and Disclosure	69

ii

6.12	Transaction Litigation	70
6.13	Notification of Certain Matters	70
6.14	Stock Exchange Delisting; Deregistration	71
6.15	Additional Agreements	71
6.16	Parent Vote	71
6.17	Treatment of Company Indebtedness	71
6.18	Tax Matters	72
6.19	Further Assurances	72

ARTICLE VII CONDITIONS TO THE MERGER		72

7.1	Conditions to Each Party’s Obligations to Effect the Merger	72
7.2	Conditions to the Obligations of Parent and Merger Sub	73
7.3	Conditions to the Company’s Obligations to Effect the Merger	74

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		74

8.1	Termination	74
8.2	Manner and Notice of Termination; Effect of Termination	77
8.3	Fees and Expenses	77
8.4	Amendment	79
8.5	Extension; Waiver	79

ARTICLE IX GENERAL PROVISIONS		79

9.1	Survival of Representations, Warranties and Covenants	79
9.2	Notices	80
9.3	Assignment	82
9.4	Entire Agreement	82
9.5	Third Party Beneficiaries	82
9.6	Severability	82
9.7	Remedies	83
9.8	Governing Law	84
9.9	Consent to Jurisdiction; Service of Process; Venue.	84
9.10	WAIVER OF JURY TRIAL	85
9.11	No Recourse	85
9.12	Company Disclosure Letter References	85
9.13	Counterparts	85
9.14	Guaranty	86

EXHIBITS

Exhibit A	Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 4, 2024, by and among North American Stainless, Inc, a Delaware corporation (“Parent”), Warhol Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Haynes International, Inc., a Delaware corporation (the “Company”), and solely for the purposes of Section 9.14, Acerinox S.A., a Spanish sociedad anonima (“Guarantor”). Each of Parent, Merger Sub, the Company and, solely for the purposes of Section 9.14, Guarantor are sometimes referred to herein as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A.The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof.

B.Each of the board of directors of Parent and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

C.Guarantor, Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)“Acceptable Confidentiality Agreement” means any confidentiality agreement (x) in effect as of the date hereof or (y) executed, delivered and effective after the date hereof and, in either case, containing terms that are not materially less favorable in the aggregate to the Company and no less restrictive in any material respect to such counterparty than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal.

(b)“Acquisition Proposal” means any offer, proposal or indication of interest (other than an offer, proposal or indication of interest by Guarantor, Parent or Merger Sub) to engage in an Acquisition Transaction.

(c)“Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock representing more than 15% of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 15% of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii)any direct or indirect purchase or other acquisition (including any acquisition of any equity securities of any of the Company’s Subsidiaries) by any Person or Group, or stockholders of any such Person or Group, of more than 15% of the consolidated assets, net revenue or net income of the Company and its Subsidiaries taken as a whole (measured by the Audited Company Balance Sheet);

(iii)any direct or indirect merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or stockholders of any such Person or Group, would hold, directly or indirectly, more than 15% of the equity interests of the Company or the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction; or

(iv)any combination of the foregoing.

(d)“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise.

(e)“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(f)“Anti-Corruption Laws” means the US Foreign Corrupt Practices Act, the UK Bribery Act 2010, and any other applicable anti-corruption laws or regulations of the various jurisdictions in which the Company and each of its Subsidiaries conduct business.

(g)“Anti-Money Laundering Laws” means all applicable anti-money laundering laws, including the Bank Secrecy Act of 1970, as amended by the USA PATRIOT ACT of 2001, and the rules and regulations promulgated thereunder, and all other applicable anti-money laundering laws of the various jurisdictions in which the Company and each of its Subsidiaries conduct business.

(h)“Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of September 30, 2023 set forth in the Company’s Form 10-K filed by the Company with the SEC on November 16, 2023.

(i)“Business Day” means any day other than (i) Saturday or Sunday or (ii) a day on which commercial banks are authorized or required by Law to be closed in New York, New York or Madrid, Spain.

(j)“Bylaws” means the Amended and Restated By-laws of the Company, dated October 5, 2023.

(k)“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

(l)“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

(m)“CFIUS Approval” means any of the following shall have occurred: (i) the parties shall have received a written determination from CFIUS stating it has concluded that none of the transactions contemplated by this Agreement, nor any portion thereof, constitutes a “covered transaction” and is subject to review under the DPA (as defined below); (ii) the parties shall have received a written determination from CFIUS stating it has completed a review or investigation of the notification provided to CFIUS pursuant to the DPA with respect to the transactions contemplated by this Agreement, or any portion thereof, and has concluded all action under the DPA; or (iii) CFIUS shall have sent a report to the President of the United

States (the “President”) requesting the President’s decision and either (A) the President has announced a decision to not take any action to suspend or prohibit the transactions contemplated by this agreement or any portion thereof; or (B) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the earlier of the date the President received such report from CFIUS or the end of the investigation period related to the notification provided to CFIUS pursuant to the DPA with respect to the transactions contemplated by this Agreement or any portion thereof.

(n)“Charter” means the Second Restated Certificate of Incorporation of the Company, dated August 31, 2004.

(o)“Code” means the Internal Revenue Code of 1986.

(p)“Company Board” means the Board of Directors of the Company.

(q)“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(r)“Company Credit Agreement” means the Credit Agreement, dated as of October 19, 2020, as amended from time to time, among, inter alios, Haynes International, Inc., the other borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and all pledge, security and other agreements and documents related thereto.

(s)“Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(t)“Company Material Adverse Effect” means any change, event, effect, occurrence or development (each, an “Effect”) that, individually or in the aggregate with any other Effect, has had, a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that none of the following, and no Effects arising out of, relating to or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred (subject to the limitations set forth below):

(i)general economic conditions, or conditions in the global, international or regional economy generally, including changes in inflation, supply chain disruptions, and labor shortages;

(ii)conditions in the equity, credit, debt, financial, currency or capital markets, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)conditions in the industries in which the Company and its Subsidiaries conduct business;

(iv)any political or geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war (whether or not declared), rebellion, insurrection, sabotage, cyberterrorism, terrorism or military actions, including any escalation or worsening of the foregoing or any threats thereof, in each case, in the United States or any other country or region in the world;

(v)earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages or electrical black-outs, and other force majeure events, including any escalation or worsening of any of the foregoing, in each case, in the United States or any other country or region in the world;

(vi)the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, lenders, lessors, business partners, employees (including any employee attrition), regulators, Governmental Authorities, vendors or any other third Person, provided, that this clause (vi) shall not apply for purposes of the representations and warranties contained in Section 3.5, Section 3.6 or Section 3.17(g) (or any condition to any Party’s obligation to consummate the Merger related thereto);

(vii)the compliance by any Party with the express terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with the express terms of this Agreement;

(viii)any action taken or refrained from being taken, in each case to which Parent has expressly approved or consented to in writing following the date of this Agreement;

(ix)changes in GAAP or in any applicable Laws (or the enforcement or interpretation of any of the foregoing) or in any regulatory or legislative conditions, including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or the enforcement thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(x)any epidemics, pandemics, plagues, other outbreaks of illness or public health events (including quarantine restrictions), including any escalation or worsening of any of the foregoing, in each case, in the United States or any other country or region in the world; provided, that COVID-19 and COVID-19 Measures shall be exclusively covered by clause (xi) below;

(xi)COVID-19, any COVID-19 Measures or any change in COVID-19 Measures or interpretations thereof;

(xii)any changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xiii)any failure by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded hereunder);

(xiv)any Transaction Litigation; and

(xv)the identity of Parent, Merger Sub, or the respective Affiliates of the foregoing;

except, in each case of clauses (i), (ii), (iii), (iv), (v), (ix), (x), and (xi) to the extent that such Effects have had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

(u)“Company Options” means any option to purchase shares of Company Common Stock.

(v)“Company Performance Share Awards” means awards of performance shares-based restricted stock units in respect of shares of Company Common Stock.

(w)“Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(x)“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(y)“Company Restricted Stock” means awards of restricted stock in respect of shares of Company Common Stock.

(z)“Company Stock Plans” means the Haynes International, Inc. 2020 Incentive Compensation Plan, the Haynes International, Inc. 2016 Incentive Compensation Plan and the Haynes International, Inc. 2007 Stock Option Plan.

(aa)“Company Stockholders” means the holders of shares of Company Common Stock.

(bb)“Company Termination Fee” means an amount equal to $28,000,000.

(cc)“Confidentiality Agreement” means the Confidentiality and Non-Disclosure Agreement, dated as of July 19, 2023, by and between the Guarantor and the Company.

(dd)“Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(ee)“Contract” means any binding written contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other agreement.

(ff)“COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions, mutations or variants of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

(gg)“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, protocol or guideline promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020.

(hh)“DOJ” means the United States Department of Justice or any successor thereto.

(ii)“DPA” means Section 721 of the Defense Production Act of 1950.

(jj)“Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity or equity-based, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus, and other similar material plan, program, agreement or arrangement that is maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee of the Company or any of its Subsidiaries, other than (x) any Multiemployer Plan and (y) any such plan, scheme or arrangement that the Company or any of its Subsidiaries is required by Law to maintain or contribute to.

(kk)“Environmental Law” means any applicable Law relating (i) to the protection of the environment (including ambient air, surface water, groundwater or land) or natural resources; (ii) human health or safety (regarding exposure to Hazardous Substances); (iii) the transportation, treatment, storage or release of, or exposure to Hazardous Substances or (iv) the registration, manufacturing, sale, labeling, distribution or recycling of Hazardous Substances or products containing any such materials.

(ll)“Environmental Permits” means Governmental Authorizations required under Environmental Laws.

(mm)“ERISA” means the Employee Retirement Income Security Act of 1974.

(nn)“Exchange Act” means the Securities Exchange Act of 1934.

(oo)“FTC” means the United States Federal Trade Commission or any successor thereto.

(pp)“Foreign Investment Laws” means laws in any jurisdiction, that are designed or intended to prohibit, restrict, or regulate direct or indirect acquisitions, investments or ownership or control of assets by a foreign investor.

(qq)“GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

(rr)“Government Contract” means any Contract for the delivery of supplies or provision of services (i) between the Company (including each of its Subsidiaries) on one hand and any Governmental Authority on the other hand or (ii) between the Company (including each of its Subsidiaries), as a subcontractor at any tier on one hand and any other Person, including resellers and distributors on the other hand, in connection with any Contract with a Governmental Authority.

(ss)“Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(tt)“Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(uu)“Group” has the meaning as used in Section 13(d) of the Exchange Act.

(vv)“Hazardous Substance” means any hazardous or toxic substance, chemical, material or waste (whether solid, liquid, gas or other form of matter, whether alone or in combination) that could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law.

(ww)“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(xx)“Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn); (iv) liabilities pursuant to capitalized leases; (v) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) deferred purchase price liabilities (including earnouts or other contingent payment obligations) related to past acquisitions (other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened); and (vii)  indebtedness of others guaranteed by the Company or any of its Subsidiaries or secured by any lien or security interest on the assets of the Company and its Subsidiaries, other than guarantees by the Company or any of its Subsidiaries of the indebtedness of the Company or any such Subsidiary.

(yy)“Intellectual Property” means any and all statutory or common law proprietary or intellectual property rights throughout the world, including all rights in or arising out of the following: (i) all inventions, patents and applications for registration therefor and all provisionals, reissues, divisionals, re-examinations, renewals, extensions, revisions, continuations and continuations-in-part thereof and any foreign equivalents of any of the foregoing (“Patents”); (ii) all copyrights, copyright registrations and other works of authorship, moral rights, and applications for registration therefor (“Copyrights”); (iii) trademarks, service marks, trade dress rights, logos, slogans, brands and similar designation of origin and rights therein, and registrations and applications for registration or renewal thereof, together with all of the goodwill associated with any of the foregoing (“Marks”); and (iv)  trade secrets, know-how, data and confidential information; (v) Internet domain names (“Domain Names”); and (vi) Software.

(zz)“International Trade Laws” means any of the following: (a) any Laws concerning the importation of merchandise, items (including technology, services, and software), including but not limited to those administered by U.S. Customs and Border Protection or the U.S. Department of Commerce, (b) any Laws concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State, or (c) any economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. State Department, or other applicable Governmental Authority.

(aaa)“Intervening Event” means any change, event, effect, development or circumstance that (i) was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or, if known by the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement) and (ii) does not relate to (A) any Acquisition Proposal, (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or (C) any changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in the foregoing clauses (B) and (C) may be considered and taken into account).

(bbb)“Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Company’s Chief Executive Officer, Chief Financial Officer and Vice President - Sales and Distribution.

(ccc)“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(ddd)“Legal Proceeding” means any claim, action, charge, lawsuit, litigation, investigation, arbitration or other similar legal proceeding brought by or pending before any Governmental Authority, arbiter or other tribunal.

(eee)“Material Contract” means any of the following Contracts by which the Company and its Subsidiaries are bound, except for any Employee Plan or Lease:

(i)any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii)any Contract relating to the disposition or acquisition of equity or real or tangible assets by the Company or any of its Subsidiaries outside of the ordinary course of business pursuant to which the Company or its Subsidiaries have material continuing obligations;

(iii)any Contract with any customer of the Company or any of its Subsidiaries who, in the year ended September 30, 2023 was one of the ten (10) largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business);

(iv)any Contract with any suppliers of the Company or any of its Subsidiaries who, in the year ended September 30, 2023, was one of the ten (10) largest sources of payment obligations for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business) (the customers and vendors in clauses (iii) and (iv), collectively, “Material Relationship”);

(v)any Contract relating to or evidencing Indebtedness of the Company or any Subsidiary of the Company in excess of $5,000,000 (excluding intercompany loans between the Company and any of its Subsidiaries or between any Subsidiaries of the Company);

(vi)any Contract pursuant to which the Company or any of its Subsidiaries grants to a third party or receives from a third party a license to use any Intellectual Property (other than (A) agreements relating to commercially available off-the-shelf Software pursuant to which annual fees are less than $100,000, (B) non-exclusive licenses granted by the Company to customers, service providers, vendors or distributors in the ordinary course of business consistent with past practice, and (C) Contracts with Company (x) employees, or (y) contractors who are not involved in the creation or development of material Company Intellectual Property);

(vii)any Contract that involves a material joint venture, partnership, limited liability company, profit sharing, or similar agreement (excluding distribution or resale agreements entered in the ordinary course of business);

(viii)any Contract that by its terms (A) limits the right of the Company or any of its Subsidiaries to engage in any material line of business or to compete with any Person in any line of business that is material to the business of the Company and its Subsidiaries, taken as a whole; (B) prohibits the Company or any of its Subsidiaries from engaging in any business with any Person or levying a material fine, charge or other payment for doing so; (C) limits the right of the Company or any of its Subsidiaries pursuant to any “most favored nation” or “exclusivity” provisions; or (D) provides for a “sole source” or similar relationship or contains any provision that requires the purchase of all or substantially all of the Company’s or any of its Subsidiaries’ requirements from any third party, in each case of the above other than any such Contracts that (1) may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less, or (2) are not material to the business of the Company and its Subsidiaries, taken as a whole;

(ix)any Government Contract (it being understood that this clause (ix) shall only include those Contracts described by (i) of the definition set forth in Section 1.1(rr));

(x)any Contract (other than (A) this Agreement, (B) any Contract entered into prior to the date of this Agreement by the Company with any outside professional service advisors solely in connection with the Merger and the other Transactions, or (C) any Contracts between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) that, to the Knowledge of the Company, commits the Company or its wholly owned Subsidiaries to make  aggregate payments of more than $5,000,000 either in the Company’s current fiscal year or in any subsequent fiscal year;

(xi)any Contract that is an agreement in settlement of a dispute that imposes material ongoing obligations on the Company or any of its Subsidiaries after the date hereof; and

(xii)any Contract the primary purpose of which is the indemnification of any officer, director or employee by the Company or any of its Subsidiaries, other than any such Contract that, in all material respects, is substantially similar to the Contract identified on Section 1.1(eee)(xii) of the Company Disclosure Letter.

(fff)“Nasdaq” means the Nasdaq Global Market.

(ggg)“Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a legal entity (as amended).

(hhh)“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would reasonably be expected to prevent, materially impede or materially delay the consummation by Parent of the Transactions or have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions.

(iii)“Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet due or payable or that are being contested in good faith and by appropriate proceedings, and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or payable or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable Law (other than Laws in respect of Tax); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way and other similar liens or encumbrances, and zoning, building and other similar codes or restrictions, in each case, that are not violated in any material respect by, or do not and would not reasonably be expected to adversely affect in any material respect, the current use or occupancy of the applicable Real Property; (viii) any non-exclusive licenses to any Intellectual Property entered into in the ordinary course; (ix) liens pursuant to any Indebtedness of the Company and its Subsidiaries; (x) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; (xi) matters that would be disclosed by an accurate survey or inspection of the Real Property which do not and would not reasonably be expected to, individually or in the aggregate, adversely affect in any material respect the current use or occupancy of such Real Property; or (xii) non-monetary liens or encumbrances that do not adversely affect in any material respect the use or operation of the property or other assets subject thereto.

(jjj)“Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(kkk)“Personal Data” means (i) any data or information relating to an identified or identifiable natural person, and (ii) any data or information considered “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information,” or similar term, under applicable Privacy and Data Security Laws.

(lll)“Privacy and Data Security Laws” means, collectively and individually, as applicable, the following to the extent relating to the collection, processing, use, storage or transfer of Personal Data or otherwise relating to privacy, security, or security breach notification requirements: (i) the Company’s own rules, policies, and procedures; and (ii) all applicable Laws, including to the extent applicable, the California Consumer Privacy Act of 2018 (CCPA) (including the California Privacy Rights Act of 2020 (CPRA)), the Japan Act on the Protection of Personal Information (APPI), the China Personal Information Protection Law (PIPL), the General Data Protection Regulation (Regulation (EU) 2016/679) (“EU GDPR”), the GDPR as it forms part of the Laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 (“UK GDPR”) and the UK Data Protection Act 2018.

(mmm)“Public Official” means (a) any director, officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency, or other division; (b) any director, officer, employee or representative of any commercial enterprise that is owned or controlled by a government, including any state-owned or controlled company or organization; (c) any director, officer, employee or representative of any public international organization, such as the United Nations or the World Bank; (d) any person acting in an official capacity for any government or government entity, enterprise, or organization identified above; and (e) any political party, party official or candidate for political office.

(nnn)“Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); (iii) registered Copyrights and applications for Copyright registration; and (iv) Domain Names.

(ooo)“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives.

(ppp)“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Entity List, Denied Persons List, or Military End User List, or the U.S. Department of State’s Debarred List.

(qqq)“Sanctioned Person” means any Person that is specifically targeted by any applicable International Trade Laws, including (a) any Person listed on any sanctions-related list of Persons maintained by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, any EU Member State, or His Majesty’s Treasury of the United Kingdom; (b) any Person that is located, organized, or ordinarily resident in a Sanctioned Territory; or (c) any Person owned 50% or more in the aggregate by such Person or Persons described in the foregoing clauses (a) or (b).

(rrr)“Sanctioned Territory” means, at any time, a country or territory that is itself the target of any comprehensive sanctions under International Trade Laws (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic of Ukraine, and the so-called Luhansk People’s Republic of Ukraine).

(sss)“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(ttt)“SEC” means the United States Securities and Exchange Commission or any successor thereto.

(uuu)“Securities Act” means the Securities Act of 1933.

(vvv)“Software” means any and all computer programs, including operating system and applications software, implementations of algorithms, computerized databases, development tools, design tools, user interfaces and program interfaces, whether in source code or object code form and all documentation, including user manuals relating to the foregoing.

(www)“Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% of such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

(xxx)“Superior Proposal” means any bona fide, written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in compliance with Section 5.3 and in good faith (after consultation with its financial advisors and outside legal counsel) (1) is reasonably likely to be consummated in accordance with its terms, and (2) if consummated, would result in a transaction that would be more favorable, from a financial point of view, to the Company Stockholders than the Merger, in each case, after taking into account (x) any aspects of such proposal that the Company Board (or a committee thereof) considers relevant, including any legal, regulatory, financial, timing and financing aspects of such Acquisition Proposal and the identity of the Person making the Acquisition Proposal and (y) any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination in accordance with Section 5.3(d)(ii). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(yyy)“Tax” or “Taxes” means any and all U.S. federal, state and local and non-U.S. taxes, assessments, charges, fees, duties, levies and similar governmental charges and impositions (including taxes based upon or measured by gross receipts, income, profits, sales, use, or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes) imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed thereon.

(zzz)“Tax Return” means any return, declaration, report, statement, or information return required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(aaaa)“Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors and/or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings among the Parties related to this

Agreement; provided, that any Legal Proceeding relating to the matters set forth in Section 2.7(c) shall be treated in accordance with such section and shall not be deemed to be Transaction Litigation.

(bbbb)“Transactions” means the Merger and the other transactions contemplated by this Agreement.

(cccc) “Willful and Material Breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the actual knowledge that the taking of, or failure to take, such act would, or would be reasonably likely to, cause or constitute a material breach of this Agreement.

1.2Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Alternative Acquisition Agreement	5.3(a)
Anti-Discrimination Laws	3.18(b)
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.9(c)
Chosen Courts	9.9(a)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.17(c)
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	Article III
Company Related Parties	8.3(e)
Company SEC Documents	Article III
Company Securities	3.7(c)
Company Stockholder Meeting	6.4(a)
Conduct Remedy	6.2(c)
Continuation Period	6.9(b)
Copyright	1.1(yy)
D&O Insurance	6.8(c)
DGCL	Recitals
Dissenting Company Shares	2.7(c)
DOL	3.17(b)
DTC	2.9(d)
DTC Payment	2.9(d)
Effective Time	2.2
Electronic Delivery	9.13

Term	Section Reference
Enforceability Exceptions	3.2
ERISA Affiliate	3.17(e)
Guaranteed Obligations	9.14(a)
Guarantor	Preamble
Indemnified Persons	6.8(a)
IRS	3.17(b)
IT Assets	3.15(d)
Lease	3.13
Leased Real Property	3.13
Marks	1.1(yy)
Maximum Annual Premium	6.8(c)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	3.17(a)
New Plan	6.9(c)
Notice Period	5.3(d)(ii)(1)
Old Plans	6.9(c)
Option Consideration	2.8(a)
Other Indemnified Persons	6.8(e)
Owned Company Shares	2.7(a)(iii)
Owned Real Property	3.13
PBGC	3.17(b)
Parent	Preamble
Parent Material Adverse Effect	7.3(a)
Payment Agent	2.9(a)
Payment Fund	2.9(b)
Payoff Letter	6.17
Per Share Price	2.7(a)(ii)
Privacy Agreements	3.20
Proxy Statement	6.3(a)
Real Property	3.13
Requisite Stockholder Approval	3.4
Surviving Corporation	2.1
Tax Proceeding	3.16(e)
Termination Date	8.1(c)
Uncertificated Shares	2.9(c)
Union	3.17(c)
WARN Act	3.18(b)

1.3Certain Interpretations.

(a)When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a

Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g)When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i)Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(j)References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof.

(k)All accounting terms used herein will be interpreted in accordance with GAAP.

(l)The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m)The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n)The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o)Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room title “Project Innovation” managed by the Company at www.intralinks.com (provided that such documents were not removed from such data site (with Parent having had continuous access to such materials) prior to 5:00 p.m. Eastern Time on the day prior to execution and delivery of this Agreement); or (ii) delivered or provided to Parent or its Affiliates or its or their respective Representatives prior to the execution and delivery of this Agreement.

(p)All references to time shall refer to New York City time unless otherwise specified.

ARTICLE II

THE MERGER

2.1The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., New York City time, remotely by exchange of documents and signatures (or their electronic counterparts), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the fifth Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5Certificate of Incorporation and Bylaws.

(a)Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.8(a)).

(b)Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.8(a)).

2.6Directors and Officers. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7Effect on Capital Stock.

(a)Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i)each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii)each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $61.00, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and

(iii)each share of Company Common Stock that is (A) held by the Company as treasury stock or (B) owned by Parent or any of its Subsidiaries (including Merger Sub), in each case as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b)Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, subdivision, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time; provided that nothing in this Section 2.7(b) shall be construed to permit the Company or any of its Subsidiaries to take any action with respect to any Company Securities that is otherwise prohibited by this Agreement.

(c)Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (other than the Owned Company Shares) and held by holders of such Company Common Stock who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7. From after the Effective Time, any holders of such Dissenting Company Shares will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.9. The Company shall give Parent (i) prompt written notice of any demands for appraisal (or any written assertions thereof) received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (ii) the opportunity to participate in and direct all negotiations and proceedings, including any Legal Proceedings, with respect to any demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands or accept any withdrawals of such demands. Payments of any amounts payable to holders of Dissenting Shares shall be the obligation of the Surviving Company.

2.8Equity Awards.

(a)Company Options. At the Effective Time, each Company Option outstanding as of immediately prior to the Effective Time with an exercise price per share less than the Per Share Price, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Per Share Price over the exercise price per share of such Company Option (the “Option Consideration”). Each Company Option outstanding as of immediately prior to the Effective Time with an exercise price per share equal to or greater than the Per Share Price will be cancelled without any action on the part of the holder thereof and without any cash payment being made in respect thereof.

(c)Company Restricted Stock. At the Effective Time, each award of Company Restricted Stock outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the sum of (i) the product of (A) the Per Share Price and (B) the total number of shares of Company Common Stock subject to such award of Company Restricted Stock as of immediately prior to the Effective Time plus (ii) the amount of any accrued but unpaid dividends with respect to such award of Company Restricted Stock (the “Restricted Stock Consideration”); provided that, to the extent any such amount relates to an award of Company Restricted Stock that has, prior to the Effective Time, been deferred pursuant to that certain Employee Plan that is a nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall pay such amounts, without interest, at the earliest time permitted under the terms of such Employee Plan relating to such award of Company Restricted Stock that does not trigger a Tax or penalty under Section 409A of the Code.

(d)Company Performance Share Awards. At the Effective Time, each Company Performance Share Award outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the sum of (i) the product of (A) the Per Share Price and (B) the total number of shares of Company Common Stock subject to such Company Performance Share Award as of immediately prior to the Effective Time, determined with the applicable performance metrics deemed to be achieved at the greater of actual level of performance for the period prior to the Closing or target level of performance, as required under the applicable Company Stock Plan, plus (ii) the amount of any accrued dividend equivalents with respect to such Company Performance Share Award (the “Performance Share Award Consideration,” together with the Option Consideration and the

Restricted Stock Consideration, the “Equity Award Consideration”); provided that, to the extent any such amount relates to a Company Performance Share Award that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation shall pay such amounts, without interest, at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company Performance Share Award that does not trigger a Tax or penalty under Section 409A of the Code.

(e)Payment Procedures. As promptly as reasonably practicable, but in any event no later than the second regular payroll date following the Closing Date, the holders of Company Options, Company Restricted Stock and Company Performance Share Awards will be paid by the Surviving Corporation, through its payroll system or payroll provider, all amounts, without interest, required to be paid to such holders in respect of Company Options, Company Restricted Stock and Company Performance Share Awards that are cancelled and converted pursuant to this Section 2.8, less any required withholding pursuant to Section 2.12; provided, that, any payments to holders of Company Restricted Stock and Company Performance Share Awards pursuant to this Section 2.8(e) shall, in all cases, be subject to the provisos set forth in Section 2.8(c) and Section 2.8(d), respectively.

(f)Further Actions. The Company Board (or a committee thereof) shall take, or cause to be taken, all such action as is necessary to effect the treatment of Company Options, Company Restricted Stock and Company Performance Share Awards under this Section 2.8.

2.9Exchange of Certificates.

(a)Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b)Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7(a), an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7(a). Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7(a); or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by

Section 2.7(a) for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7(a). Any interest or other income from investment of the Payment Fund will be payable to Parent or the Surviving Corporation as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock as contemplated by Section 2.7(a).

(c)Payment Procedures. Promptly following the Effective Time (and in any event within five Business Days thereafter), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares, as applicable) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Per Share Price payable with respect to the shares of Company Common Stock formerly represented thereby pursuant to Section 2.7(a). Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificates by (y) the Per Share Price, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Company Common Stock (other than Owned Company Shares) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7(a) in respect of such Uncertificated Shares. In lieu thereof, any such record holder, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request), will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (2) the Per Share Price, and the transferred Uncertificated Shares will be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price payable in respect thereof pursuant to Section 2.7(a).

(d)DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that (i) if the Closing occurs at or prior to 11:30 a.m. Eastern Time on the Closing Date, then the Payment Agent shall be instructed to transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Owned

Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (B) the Per Share Price (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m. Eastern Time on the Closing Date, then the Payment Agent shall be instructed to transmit the DTC Payment to DTC or its nominee on the first Business Day after the Closing Date.

(e)Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company or if the Per Share Price is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered or transferred is registered in the stock transfer books or ledger of the Company, as applicable, only if, in the case of Company Common Stock represented by Certificates, such Certificate is properly endorsed and otherwise in proper form for surrender and transfer, or in the case of Uncertificated Shares, a proper transfer instruction is presented, and in either case the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the reasonable satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(f)No Liability. Notwithstanding anything to the contrary set forth in this Agreement, subject to applicable Law, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)Distribution of Payment Fund to Parent. Any portion of the Payment Fund (including any interest or other income related thereto) that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Law), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7(a). Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares three years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be converted or cancelled and retired, as applicable, in accordance with Section 2.7 and cease to exist; and (b) each holder of Certificates or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price, payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12Required Withholding. Notwithstanding anything in this Agreement to the contrary, each of the Payment Agent, Parent, Merger Sub, Guarantor, the Company and the Surviving Corporation (without duplication) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of Taxes. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in satisfaction of the corresponding obligations hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements, schedules and other documents filed or furnished by the Company with the SEC on or after September 30, 2021 (the “Company SEC Documents”) (other than any disclosures contained (i) solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, and (ii) in any forward-looking statements in such Company SEC Documents that are of a nature that they speculate about future developments); or (b) subject to the terms of Section 9.12, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company

Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1Organization; Good Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) has not, and would not reasonably be expected to prevent, materially impede or materially delay the consummation by the Company of the Merger and the other Transactions (a “Company Impairment Effect”). The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect. To the extent true, correct and complete copies are not included in the Company SEC Documents, the Company has, prior to the date of this Agreement, made available to Parent true, correct and complete copies of the Charter and the Bylaws. The Company is not in violation of the Charter or the Bylaws.

3.2Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Guarantor, Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) is subject to general principles of equity (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

3.3Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)Company Board Approval. The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof (collectively, the “Company Board Recommendation”). As of the date of this Agreement, the Company Board Recommendation has not been withdrawn, rescinded or modified in any respect.

(b)Fairness Opinion. The Company Board has received from Jefferies LLC an opinion, dated as of the date hereof, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the Per Share Price to be paid to the holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. As of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect. The Company shall, promptly following the execution and delivery of this Agreement and receipt by the Company of a copy thereof, furnish an accurate, true and complete copy of such opinion letter to Parent solely for informational purposes.

(c)Anti-Takeover Laws. Assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 4.6, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in any applicable “anti-takeover” Law will not be applicable to the Merger.

3.4Requisite Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting (the “Requisite Stockholder Approval”) is the only vote or approval of the holders of any of the Company’s capital stock necessary under applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of covenants and obligations hereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Charter or the Bylaws; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, require any notice or consent pursuant to, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Material Contract or Lease or result in the loss of a material benefit or right under any such Material Contract or Lease; (c) assuming the Governmental Authorizations referred to in Section 3.6 are obtained and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries; or (d) result in (or, with notice or lapse of time or both, would result in) the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not reasonably be expected to have, individually or in the aggregate, (i) a Company Material Adverse Effect or (ii) a Company Impairment Effect.

3.6Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by the Company, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the

Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Proxy Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of Nasdaq; (iv) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; (v) the filing of the CFIUS Filing and obtaining the CFIUS Approval; (vi) the filing of any filings required under applicable Foreign Investment Law set forth on Section 7.1(b) of the Company Disclosure Letter and obtaining the approvals, clearances or expirations of waiting periods with respect thereto; and (vii) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, (i) a Company Material Adverse Effect or (ii) a Company Impairment Effect.

3.7Company Capitalization.

(a)Capital Stock. The authorized capital stock of the Company consists of (i) 40,000,000 shares of Company Common Stock; and (ii) 20,000,000 shares of Company Preferred Stock. As of 5:00 p.m., New York City time, on February 1, 2024 (such time and date, the “Capitalization Date”), (A) 12,782,992 shares of Company Common Stock were issued and outstanding (which includes 126,010 shares of Company Common Stock subject to outstanding awards of Company Restricted Stock); and (B) no shares of Company Preferred Stock were issued and outstanding; and (C) 425,415 shares of Company Common Stock were held by the Company as treasury shares. All issued and outstanding shares of Company Common Stock have been duly authorized and are validly issued, are fully paid and nonassessable and are free of any preemptive rights or any similar rights.

(b)Stock Reservation and Awards. As of the Capitalization Date, the Company has reserved 346,288 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were (i) outstanding Company Options to acquire 541,273 shares of Company Common Stock; (ii) 126,010 shares of Company Common Stock subject to outstanding awards of Company Restricted Stock and $80,906.54 of accrued but unpaid dividends with respect to such awards of Company Restricted Stock; and (iii) 63,320 shares of Company Common Stock subject to outstanding Company Performance Share Awards (assuming achievement of target levels of performance), 126,640 shares of Company Common Stock subject to outstanding Company Performance Share Awards (assuming achievement of maximum levels of performance) and $130,530.40 of accrued dividend equivalents with respect to such Company Performance Share Awards. From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Securities, other than issuances or grants of shares of Company Common Stock pursuant to the exercise of Company Options, the vesting of Company Restricted Stock or the vesting and settlement of Company Performance Share Awards, in each case, which were granted prior to the date of this Agreement, and since the Capitalization Date, the Company has not issued any Company Preferred Stock.

(c)Company Securities. Except as set forth in Sections 3.7(a) and (b), as of the Capitalization Date, there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in (including voting debt), the Company; (ii) no outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company or any of its Subsidiaries; (iii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements to acquire from the Company or any of its Subsidiaries or that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity or voting interests (including voting debt) in the Company or any of its Subsidiaries or securities convertible into, exchangeable for or exercisable for such shares or equity interests, or other equity or voting interest (including voting debt) in the Company or any of its Subsidiaries (in each case other than to the Company or a Subsidiary thereof); (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, option, warrant, call, convertible or exchangeable security, or other similar right, agreement, commitment or Contract relating to any capital stock of, or other equity or voting interest (including voting debt) in, the Company or any of its Subsidiaries; and (v) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any of its Subsidiaries (the items in clauses (i), (ii), (iii), (iv) and (v) collectively, the “Company Securities”).

(d)Other Rights. There are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; (ii) obligations or binding commitments of any character to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries or (B) requiring the registration of, granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities or (iii) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth in Section 3.7(b), as of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect.

(e)Outstanding Equity Awards. The Company has made available to Parent a true, correct and complete list, as of the Capitalization Date, and with respect to each outstanding Company Option, Company Restricted Stock and Company Performance Share Award, (i) the name of the holder of such award, (ii) the number of shares of Company Common Stock subject to the award, (iii) the grant date of such award, and (iv) to the extent applicable, the per share exercise price.

3.8Subsidiaries.

(a)Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company. Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in each case, as had not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect.

(b)The Company or a wholly owned Subsidiary of the Company owns one hundred percent of the capital stock of each direct or indirect Subsidiary of the Company. The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock, Company Common Stock or any other securities of the Company.

3.9Company SEC Documents; Company Financial Statements; Internal Controls; Indebtedness.

(a)Company SEC Documents. Since September 30, 2021, the Company has timely filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it pursuant to applicable Laws prior to the date of this Agreement. Each Company SEC Document complied, as of its filing date (or if amended or superseded by a subsequent filing, on the date of such subsequent filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Document was filed. As of the date of this Agreement, true, correct and complete copies of all Company SEC Documents are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC or have otherwise been made available to Parent on or prior to the date of this Agreement. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Document did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements filed or furnished by the Company with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

(b)Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Documents (i) were prepared in accordance with GAAP (except as may be expressly indicated in the notes thereto); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments). Except as have been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(c)Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended September 30, 2023, and such assessment concluded that such system was effective. Since September 30, 2021, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Company’s assessment of internal controls as of and for the year ended September 30, 2023.

(d)Internal Controls. The Company has established and maintains a system of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(e) Indebtedness. Section 3.9(e) of the Company Disclosure Letter contains a true, correct and complete list of all material Indebtedness of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, other than Indebtedness reflected in the Audited Company Balance Sheet or otherwise included in the Company SEC Documents.

3.10No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement; (b) arising in connection with the Transactions or in connection with the Merger; (c) incurred in the ordinary course of business; and (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.11Absence of Certain Changes.

(a)Since September 30, 2023 through the date of this Agreement, except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business and the Company has not taken any action that would be prohibited by Sections 5.2(a), 5.2(b), 5.2(d), 5.2(e), 5.2(f), or 5.2(o).

(b)Since September 30, 2023 through the date of this Agreement, there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12Material Contracts.

(a)List of Material Contracts. Section 3.12(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party, and the Company has made available to Parent (or Parent’s outside counsel), or publicly filed with the SEC, true, correct and complete copies of each Material Contract.

(b)Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or each Subsidiary of the Company that is a party thereto and is in full force and effect, except where the failure to be valid and binding and in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the

Knowledge of the Company, any other party thereto, except for such breaches and defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)Notices from Material Relationships. To the Knowledge of the Company, since the date of the Audited Company Balance Sheet to the date of this Agreement, the Company has not received any notice in writing from or on behalf of any Material Relationship indicating that such Material Relationship intends to terminate, or not renew, any Material Contract with such Material Relationship.

3.13Real Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good and valid fee simple title to all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”), free and clear of liens, except Permitted Liens; (b) there is no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceedings affecting the Owned Real Property; (c) the Company and its Subsidiaries have a good and valid leasehold interest in all of its Leased Real Property, free and clear of all liens (except for Permitted Liens); (d) each lease, license, sublease and occupancy agreement (each, a “Lease”) with respect to material real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (the “Leased Real Property,” together with the Owned Real Property, the “Real Property”), is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto; (e) neither the Company, nor any of its Subsidiaries is in breach or default under any of the Leases beyond any applicable grace periods and no event has occurred or condition exists that with notice or lapse of time, or both, would constitute a breach or default by the Company or any of its Subsidiaries, nor to the Knowledge of the Company, by any other party thereto, under any of the Leases; and (f) neither the Company, nor any of its Subsidiaries, has leased, subleased, licensed or otherwise granted any Person the right to use or occupy any of the Real Property. The Real Property constitutes all the material real property currently used in the business. The Company has made available to Parent a true, correct and complete copy of each such Lease document (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Section 3.13 of the Company Disclosure Letter sets forth a true and complete list of all material Owned Real Property and material Leased Real Property.

3.14Environmental Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and since September 30, 2021 have been, in compliance with all applicable Environmental Laws and Environmental Permits necessary for the ownership and operation of its business, (ii) the Company holds all Environmental Permits required for the ownership and operation of its business, all such Environmental Permits are in full force and effect, and the Transactions will not require any notice to or approval by any Governmental Authority in order to allow the continued use of the Environmental Permits after the Closing, (iii) no written notice of violation of any Environmental Law has been received by the Company or any of its Subsidiaries, the substance of which has not been resolved, (iv) no Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries under any Environmental Law or relating to any Hazardous Substance, (v) there has been no release of Hazardous Substances by the Company or any of its Subsidiaries (or by any other Person for which the Company or any of its subsidiaries would be liable) on Real Property owned or operated by the Company or any of its Subsidiaries or any other location in violation of Environmental Laws so as to give rise to any liabilities of the Company or its Subsidiaries pursuant to any Environmental Laws, (vi) neither the Company nor any Subsidiary has contractually assumed any liabilities of any other Person pursuant to Environmental Laws, and (vii) the Company has made available to the Parent all material environmental reports, assessments and audits prepared since September 30, 2021 that are in the possession of the Company or any of its Subsidiaries that relate to the compliance of the Company or its Subsidiaries with Environmental Law or the liability of the Company or its Subsidiaries pursuant to Environmental Laws.

3.15Intellectual Property.

(a)Since September 30, 2021, (i) the Company and each of its Subsidiaries has taken commercially reasonable steps to enforce, protect and maintain all Company Intellectual Property, and (ii) no Company Intellectual Property is being used or enforced by the Company or any of its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any Company Intellectual Property, except in each case (i) and (ii) for any such failure to enforce, protect, use or maintain that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September 30, 2021, the Company or one of its Subsidiaries, as applicable, owns, or is licensed or otherwise possesses adequate rights to use, all Company Intellectual Property used in their respective businesses as currently conducted; provided, however, that the representation and warranty in this Section 3.15(b) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property. Section 3.15(b) of the Company Disclosure Letter contains a true, correct and complete list of all Company Registered Intellectual Property.

(c)Except as would not be material to the business of the Company and its Subsidiaries, taken as a whole, since September 30, 2021, there are and have been no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing, by any Person against the Company or any of its Subsidiaries (i) alleging infringement, misappropriation or violation by the Company, its business, or any of its Subsidiaries of any Intellectual Property of such Person or (ii) challenging the ownership, validity or enforceability of any Company Intellectual Property.

(d)Since September 30, 2021, (i) except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the conduct of the business of the Company and its Subsidiaries has not infringed, misappropriated or violated and does not infringe, misappropriate or violate any Intellectual Property of any Person and (ii) to the Knowledge of the Company, no Person has materially infringed, misappropriated or violated, or is infringing, misappropriating or violating any Company Intellectual Property.

(e)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September 30, 2021, (i) the Company and its Subsidiaries have taken commercially reasonable measures designed to maintain the confidentiality of any material proprietary information or trade secrets included in their respective rights in any Company Intellectual Property; and (ii) to the Knowledge of the Company, there has been no unauthorized use by any Person of any such material proprietary information or trade secrets.

(f)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform in all respects as is necessary for the businesses of the Company and its Subsidiaries as currently conducted, and (ii) since September 30, 2021, there has been no material failure of IT Assets which has not been fully resolved. To the Knowledge of the Company, since September 30, 2021, no Person has gained unauthorized access to the IT Assets, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. “IT Assets” means computers, Software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, and all other information technology equipment owned, licensed, leased or otherwise used by the Company or one of its Subsidiaries.

(g)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September 30, 2021,  all Software included in the Company Intellectual Property and, to the Knowledge of the Company, all other Software licensed or leased to the Company or one of its Subsidiaries (i) performs in material conformance with its documentation, and (ii) does not contain any virus, Software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or IT Assets.

3.16Tax Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)Each of the Company and its Subsidiaries have timely filed (taking into account valid extensions) all Tax Returns required to be filed by it, and such Tax Returns are correct and complete.

(b)The Company and each of its Subsidiaries paid, or have adequately reserved for the payment of, all Taxes that are required to be paid by it.

(c)The Company and each of its Subsidiaries have withheld from their respective employees, independent contractors, creditors, stockholders and third parties, and timely paid to the appropriate Governmental Authority, proper and accurate amounts for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws.

(d)Neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case that has not since expired.

(e)No audits, action, suit, proceeding, claim or other examinations (each, a “Tax Proceeding”)  with respect to Taxes of the Company or any of its Subsidiaries are threatened in writing or presently in progress.

(f)Neither the Company nor any of its Subsidiaries (A) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) as a transferee, successor, by operation of Law, or pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law).

(g)Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(h)Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 or Section 361(a) of the Code in the two years prior to the date of this Agreement.

(i)There are no statutory liens for Taxes other than Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Audited Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries.

(j)No claim has been made in the last three years by a Governmental Authority in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(k)Neither the Company nor any of its Subsidiaries has been a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Closing; (ii) installment sale or open transaction disposition made prior to the Closing outside of the ordinary course of business; or (iii) prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside of the ordinary course of business.

3.17Employee Benefits.

(a)Section 3.17(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans. Neither the Company nor any of its Subsidiaries maintains, sponsors or participates in, or contributes to, or has within the last six years maintained, sponsored or participated in or contributed to, (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”); or (ii) a plan that is subject to Section 412 of the Code or Title IV of ERISA. No Employee Plan is a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA), and within the last six years, the Company has not maintained, sponsored or participated in or contributed to any such plan.

(b)With respect to each material Employee Plan maintained for the benefit of employees in the United States, the Company has made available to Parent true, complete and correct copies of, to the extent applicable: (i) each such Employee Plan (or, in the case of any unwritten Employee Plan, a description thereof) and any amendments thereto; (ii) the most recent (A) Form 5500 and the attached schedules, (B) audited financial statements and (C) actuarial valuation reports filed with the Internal Revenue Service (the “IRS”) with respect to each such Employee Plan (if any such report was required); (iii) the most recent summary plan description for each Employee Plan for which such summary plan description is required; and (iv) all correspondence with any Union, the IRS, the United States Department of Labor (the “DOL”), the Pension Benefit Guaranty Corporation (the “PBGC”) or the SEC and any other Governmental Authority regarding the operation or the administration of any Employee Plan, other than routine correspondence, in each case, since September 30, 2021. With respect to each material Employee Plan maintained for the benefit of employees outside of the United States (each, a “Non-U.S. Plan”), the Company has made available to Parent either copies of the material documentation relating thereto or summaries of the material terms of each such Non-U.S. Plan.

(c)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan has been maintained, funded, operated and administered in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code and the terms of any applicable collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative (any such representative, a “Union,” and any such agreement, a “Collective Bargaining Agreement”). Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the IRS to the effect that such Employee Plan is qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Knowledge of the Company, no events have occurred since the date of the most recent determination letter (or opinion letter, if applicable) that would reasonably be expected to result in the revocation of the qualified status of any such Employee Plan.

(d)As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing, on behalf of or against any Employee Plan, other than routine claims for benefits. No Employee Plan provides post-termination or retiree life insurance or health benefits to any person, except as may be required by Section 4980B of the Code or any similar Law and at the expense of such person.

(e)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) neither the Company nor any other entity which is a member of a controlled group of entities (within the meaning of Sections 414(b), (c), (m) or (o) of the Code) of which the Company is a member (each, an “ERISA Affiliate”) has incurred a material liability under Title IV of ERISA or Section 412 of the Code that has not been satisfied in full (other than any premiums or other funding requirements not yet due), and no reasonably foreseeable condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any such liability that could not be timely satisfied in full (excluding any action that Parent may take in its discretion following the Closing Date); (ii) all material insurance premiums with respect to Employee Plans, including premiums to the PBGC, have been paid when due; (iii) neither the Company nor any of its Subsidiaries have terminated any Employee Plan that is subject to Title IV of ERISA within the last six (6) years or incurred any outstanding liability under Section 4062 of ERISA to the PBGC or to a trustee appointed under Section 4042 of ERISA; and (iv) neither the Company nor any organization to which the Company is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, has engaged in any transaction described in Sections 4069 or 4212(c) of ERISA.  With respect to each Employee Plan that is subject to Title IV of ERISA, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been no material change in the financial condition of any such Title IV Plan since the last day of its most recent fiscal year for which an actuarial valuation report has been provided to the Company or any of its Subsidiaries, as applicable.

(f)Each Employee Plan subject to Section 409A of the Code is in compliance in all material respects in form and operation with Section 409A of the Code and the applicable guidance and regulations thereunder.  No Employee Plan provides a gross-up for any Taxes which may be imposed (i) for failure to comply with the requirements of Section 409A of the Code or (ii) under Section 4999 of the Code.

(g)Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with any other event, (i) entitle any current or former employee, consultant who is a natural person or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other compensation or benefit, except as expressly provided in this Agreement or as required by applicable Law, or (ii) accelerate the time of payment or vesting, increase the amount of compensation or benefits or obligation to fund benefits due to current or former employees, consultants who is a natural person or officers of the Company or any of its Subsidiaries or trigger any other material obligation pursuant to any Employee Plan, except as expressly provided in this Agreement.  Without limiting the generality of the foregoing, no amount payable to any current or former individual service provider of the Company or any of its Subsidiaries as a result of the execution and delivery of this Agreement or the consummation of the Transactions (either alone or in combination with any other event) will result in any payment or benefit made by the Company or any of its Subsidiaries being characterized as an “excess parachute payment” within the meaning of Section 280G of the Code or nondeductible under Section 280G of the Code.

3.18Labor Matters.

(a)Section 3.18(a) of the Company Disclosure Letter sets forth the applicable collective bargaining agreement or other agreement with any labor organization, works council, or other employee representative body (any such representative, a “Union,”) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement (each a “Collective Bargaining Agreement”) and, except as set forth on Section 3.18(a) of the Company Disclosure Letter, there are no Unions representing or, to the Knowledge of the Company, purporting to represent any employees of the Company or any of its Subsidiaries in their capacity as such. Neither the Company nor any of its Subsidiaries has any notification, consultation, or negotiation obligations owed to any Union in connection with the Transaction arising under applicable Law or Collective Bargaining Agreement.

(b)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since September 30, 2021, the Company and its Subsidiaries are in compliance with all Collective Bargaining Agreements and all applicable federal, state and local Laws respecting employment, classification of employees and individual independent contractors, employment practices, labor, occupational safety and health, and wages and hours (including Section 8 of the National Labor Relations Act) and all civil rights and anti-discrimination Laws, and the Worker Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation) (collectively, the “WARN Act”).  To the Knowledge of the Company, as of the date of this Agreement, there are no proceedings of any Union to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, there is no material strike, lockout, slowdown, or work stoppage by employees of the Company or any of its Subsidiaries against the Company or any of its Subsidiaries pending or threatened in writing directly against the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no material labor disputes, labor grievances or litigation by any current or former employee of the Company or any of its Subsidiaries relating to employment practices or labor matters pending or threatened against the Company or any of its Subsidiaries.

(c)Since September 30, 2021, and except to the extent any liabilities relating to the following have been satisfied in full: (i) no material allegations of sexual harassment, other sexual misconduct or discrimination have been made against any director, officer or other executive-level employee of the Company or any of its Subsidiaries (in his or her capacity as such), and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in connection with any such allegation, and (ii) neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or discrimination by any director, officer or other managerial employee of the Company or any of its Subsidiaries.

3.19Compliance with Laws.

(a)The Company and each of its Subsidiaries is, or has been since September 30, 2021, in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect.

(b)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since September 30, 2021 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since September 30, 2021 to the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any breach of any such Governmental Authorization, the substance of which has not been resolved.

3.20Data Privacy. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries take, and have since September 30, 2021 taken, commercially reasonable physical, technical, organizational, and administrative measures designed to protect the security of the computer systems owned by the Company or any of its Subsidiaries and the confidentiality of the trade secrets and Personal Data collected, processed, received, or stored by the Company or any of its Subsidiaries, (ii) the Company and its Subsidiaries comply, and have since September 30, 2021 complied with (x) all Privacy and Data Security Laws; and (y) all binding obligations imposed upon the Company or any of its Subsidiaries in any Contracts concerning the collection, use, transfer, processing, or disclosure of Personal Data (“Privacy Agreements”) and (iii) the execution, delivery, or performance of this Agreement, and the consummation of any of the transactions contemplated thereby, will not violate any Privacy Agreements or any applicable Privacy and Data Security Laws. Immediately following the consummation of the transactions contemplated by this agreement, the Company and each of its subsidiaries will, in all material respects, have the same rights that they currently have to use the Personal Data currently used by them in the conduct of their business, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no pending, nor has there been since September 30, 2021 any, material complaint, audit, or Legal Proceeding asserted in writing against, or to the Knowledge of the Company, any unresolved investigation of, the Company or any of its Subsidiaries (A) alleging violation of any Privacy and Data Security Laws, or (B) alleging violation of any Privacy Agreements, in each case, that individually or in the aggregate are, or would reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.  Except as would not be material to the business of the Company and its subsidiaries, taken as a whole, there has been no unauthorized access, use, or disclosure of Personal Data in the possession or control of the Company or any of its Subsidiaries.

3.21Legal Proceedings; Orders.

(a)No Legal Proceedings. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate are, or would reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole, or that have had, or would reasonably be expected to have, a Company Impairment Effect.

(b)No Orders. Neither the Company nor any of its Subsidiaries is subject to any order of any kind or nature that has had, and would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or that would reasonably be expected to prevent or materially delay or materially impede the consummation of the Transactions or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.22Insurance. As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. As of the date of this Agreement, all such insurance policies are in full force and effect.

3.23Related Person Transactions. Except for indemnification, compensation or other employment arrangements entered into in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.24Government Contracts. Since September 30, 2021, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor its Subsidiaries have: (a) breached any certification, representation or requirement (including any applicable Law) pertaining to any Government Contract; (b) been suspended or debarred from bidding on Government Contracts by a Governmental Authority; (c) been audited or investigated by any Governmental Authority with respect to any Government Contract; (d) conducted or initiated any internal investigation or made any disclosure with respect to any Government Contract; (e) had any Government Contract terminated by any Governmental Authority for default or failure to perform; (f) receive any small business set-aside contract, any other set-aside contract or other order or Contract requiring small business or other preferred bidder status; (g) received from any Governmental Authority any written notice of breach, cure, show cause or default with respect to any Government Contract; or (h) entered any Government Contracts payable on a cost-reimbursement basis.  The Company and its Subsidiaries have established and maintains a system of internal controls designed to provide reasonable assurances of compliance in all material respects with their respective Government Contracts. As of the date of this Agreement, there are no outstanding claims or disputes that are material to the business of the Company and its Subsidiaries, taken as a whole, in connection with any Government Contracts.  To the Knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or overpayments nor any investigations or audits by any Governmental Authority with regard to any of the Government Contracts that are, or would reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

3.25Anti-Corruption and International Trade Compliance.

(a)None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company and when acting on behalf of the Company or its Subsidiaries, any officer, director or employee, or any agents, representatives or other Persons acting on behalf of the Company or its Subsidiaries has, in the last five (5) years, taken any action that would cause any of the foregoing to be in material violation of Anti-Corruption Laws. Without limiting the foregoing, neither the Company (including each of its Subsidiaries), nor any of their respective officers, directors, employees, nor, to the Knowledge of the Company, any agents, representatives, customers, suppliers, vendors, other sales intermediaries, or other Persons acting on behalf of the Company or its Subsidiaries has offered, paid, given, promised to pay or give or authorized the payment or gift of anything of value, directly or indirectly, to any Public Official or other Person for the purpose of influencing any act or decision or to secure any improper advantage, in each case in material violation of Anti-Corruption Laws. During the last three (3) years, the Company and its Subsidiaries have complied in all material respects with the requirements of Anti-Corruption Laws with respect to maintaining accurate books and records.

(b)Neither the Company (including each of its Subsidiaries), nor any of their respective officers, directors, or, to the Knowledge of the Company, any employees, agents, representatives, customers, suppliers, vendors, other sales intermediaries, or other Persons acting on behalf of the Company or its Subsidiaries, is or has in the last three (3) years been a Sanctioned Person or Restricted Person.

(c)The Company (including each of its Subsidiaries) has not violated any applicable International Trade Laws or Anti-Money Laundering Laws, in any material respect during the last three (3) years. Without limiting the foregoing, neither the Company (including each of its Subsidiaries) nor any of their respective officers, directors, employees, nor, to the Knowledge of the Company, any agents, representatives, or other Persons acting on behalf of the Company or its Subsidiaries has engaged in any transactions, business or financial dealings with or that benefited or involved a Sanctioned Territory or Sanctioned Person or otherwise in violation of International Trade Laws.

(d)The Company (including each of its Subsidiaries) has not: (i) made any voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to material non-compliance with any Anti-Corruption Laws, International Trade Laws, or Anti-Money Laundering Laws; (ii) been the subject of any past, current, pending or threatened litigation, arbitration, settlement, alternative dispute resolution proceedings or process, internal or external investigation, inquiry or enforcement proceeding related to an actual or potential material violation of Anti-Corruption Laws, International Trade Laws, or Anti-Money Laundering Laws, or (iii) received any notice, request, penalty or citation related to any actual or potential material non-compliance with Anti-Corruption Laws, International Trade Laws, or Anti-Money Laundering Laws, in each case in the last three (3) years.

3.26Brokers. Except for Jefferies LLC, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other non-hours based fee or commission in connection with the Transactions. The Company has made available to Parent complete and correct copies of all agreements under which such fee, commission or other like payment is payable and all indemnification and other agreements under which any such fee or commission is payable.

3.27Company Information The information supplied or to be supplied by the Company for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first disseminated to the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or Merger Sub or any of their Representatives specifically for inclusion or incorporation by reference in the Proxy Statement or other required SEC filings.

3.28No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Parent and Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties expressly set forth in Article IV, with respect to Parent and Merger Sub, and in Section 9.14(c), with respect to Guarantor, or in any certificate delivered by any such Party pursuant to this Agreement, the Company hereby acknowledges that none of Parent, Merger Sub, Guarantor, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to Parent, Merger Sub, Guarantor or any of their respective business or operations, including with respect to any information provided or made available to the Company or its Representatives or any information developed by the Company or its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by the Parent and Merger Sub on the date hereof (the “Parent Disclosure Letter”), the Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

4.1Organization; Good Standing. Parent (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except, in the case of clause (b), where the failure to have such power or authority has not had, and would not have a Parent Material Adverse Effect. Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) subject to the adoption of this Agreement by Parent or any wholly-owned subsidiary of Parent, as the sole stockholder of Merger Sub (which adoption shall occur immediately at the execution and delivery of this Agreement), perform its covenants and obligations hereunder; and (c) subject to the adoption of this Agreement by Parent or any wholly-owned subsidiary of Parent, as the sole stockholder of Merger Sub (which adoption shall occur immediately at the execution and delivery of this Agreement), consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.3Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, require any notice or Consent pursuant to, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound or result in the loss of a material benefit or right under any such Contract; (c) assuming the Governmental Authorizations referred to in Section 4.4 are obtained, violate or conflict with any Law applicable to Parent or Merger Sub; or (d) result in (or, with notice or lapse of time or both, would result in) the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.4Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by Parent and Merger Sub, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; (iv) the filing of the CFIUS Filing and obtaining the CFIUS Approval; (v) the filing of any filings required under applicable Foreign Investment Law set forth on Section 7.1(b) of the Company Disclosure Letter and obtaining the approvals, clearances or expirations of waiting periods with respect thereto; and (vi) such other Governmental Authorizations the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5Legal Proceedings; Orders.

(a)No Legal Proceedings. As of the date of this Agreement, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)No Orders. As of the date of this Agreement, neither Parent nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective directors, officers or Affiliates (a) beneficially owns any shares of Company Common Stock other than shares that may be held through mutual funds or benefit or pension plans or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case, during the three years prior to the date of this Agreement.

4.7Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission payable by the Company in connection with the Merger.

4.8Operations of Merger Sub; Parent. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by this Agreement. Parent, directly or indirectly, owns all of the outstanding capital stock and other equity and voting interest in, Merger Sub free and clear of all liens. Parent does not, directly or indirectly, own any shares of capital stock or any other equity interest in any Person listed on Section 4.8 of the Parent Disclosure Letter and Parent and its Affiliates have not taken any actions listed on Section 4.8 of the Parent Disclosure Letter.

4.9No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent, or any wholly-owned subsidiary of Parent, as sole stockholder of Merger Sub, is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and consummate the Merger.

4.10Available Funds. Parent has on the date hereof, and will have as of the Closing, available funds sufficient to consummate the Transactions on the terms contemplated by this Agreement and to perform its obligations under this Agreement, including payment of the aggregate Per Share Price in respect of all shares of Company Common Stock, the amounts required under Section 2.8 and any other amounts required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with or as result of the consummation of the Transactions and all related fees and expenses required to be paid by Parent or Merger Sub pursuant to this Agreement. Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger or any of the other Transactions, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

4.11Stockholder and Management Arrangements. As of the date of this Agreement, except for this Agreement or as expressly authorized by or disclosed to the Company Board, neither Parent or Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any Person known by Parent to be a stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; (ii) the Company or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock (including through any “roll-over” of existing equity in connection with the Transactions); (ii) any such holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any such Person has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.12Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts, and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to this Agreement, Parent and Merger Sub have not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants, or agreements set forth herein. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

4.13Solvency. Parent is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of itself or any of its Affiliates. Assuming (a) the satisfaction or waiver of the condition to Parent’s and Merger Sub’s obligations to consummate the Merger set forth in Section 7.2 and (b) the representations of the Company set forth in Article III are true and correct, immediately after giving effect to the consummation of the Transactions, Parent and its Subsidiaries, on a consolidated basis, will be Solvent. “Solvent” means, with respect to any Person, that: (a) the fair saleable value (determined on a going concern basis) of the assets of such Person is greater than the total amount of such Person’s liabilities (including all liabilities, whether or not reflected on a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) such Person is able to pay its debts and obligations in the ordinary course of business as they become due; and (c) such Person has adequate capital to carry on its businesses and all businesses in which it is about to engage.

4.14Parent and Merger Sub Information. The information supplied or to be supplied by Guarantor, Parent or Merger Sub for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first disseminated to the stockholders of the Company or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of its Representatives specifically for inclusion or incorporation by reference in the Proxy Statement or other required SEC filings.

4.15No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Merger Sub or their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to this Agreement, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1Affirmative Obligations. Except (a) as expressly contemplated by this Agreement, (b) as set forth in the Company Disclosure Letter, (c) as required by applicable Law, or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed and shall be deemed not given if Parent provides no written response within five (5) Business Days after a written request by the Company has been delivered to the individuals set forth on Section 5.1(c) of the Company Disclosure Letter for such consent; provided that if on such fifth Business Day, the Parties are engaged in good faith discussions regarding such matter, such time period shall be extended to the tenth (10th) Business Day following the date of such initial written request), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) conduct its business in all material respects in the ordinary course of business consistent with past practice, and (ii) preserve intact in all material respects its material assets (excluding sales of inventory in the ordinary course of business), properties, licenses, business operations, Contracts, and significant commercial relationships with third parties; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 shall be deemed a breach of this Section 5.1 unless such action would constitute a breach of one or more provision of Section 5.2; provided, further, that, in each case, the Company and its Subsidiaries may make any commercially reasonable changes in their respective business practices in response to COVID-19 and any COVID-19 Measures, including to (A) protect the health and safety of the Company’s and its Subsidiaries’ employees, suppliers, partners and other individuals having business dealings with the Company and its Subsidiaries or (B) respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures, so long as such commercially reasonable changes are effected in a manner consistent with those generally undertaken by similarly situated businesses.

5.2Forbearance Covenants. Except (a) as expressly contemplated by this Agreement, (b) as set forth in the Company Disclosure Letter, (c) as required by applicable Law, (d) as commercially reasonable in response to COVID-19 and any COVID-19 Measures, including to (A) protect the health and safety of the Company’s and its Subsidiaries’ employees, suppliers, partners and other individuals having business dealings with the Company and its Subsidiaries or (B) respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures, so long as such commercially reasonable changes are effected in a manner consistent with those generally undertaken by similarly situated businesses, or (e) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed and shall be deemed not given if Parent provides no written response within five (5) Business Days after a written request by the Company has been delivered to the individuals set forth on Section 5.1(c) of the Company Disclosure Letter for such consent; provided that, if on such fifth Business Day, the Parties are engaged in good faith discussions regarding such matter, such time period shall be extended to the tenth (10th) Business Day following the date of such initial written request), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries, to:

(a)amend the Organizational Documents of the Company or any of its Subsidiaries;

(b)propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, except (i) as required under the terms of any employment agreements or arrangements or any award agreements under the Company Stock Plans or otherwise with respect to, and upon the vesting, exercise or settlement (as applicable) of, Company Options, Company Restricted Stock or Company Performance Share Awards, in each case, outstanding as of the date of this Agreement in accordance with their terms as in effect on the date of this Agreement or (ii) granted after the date hereof in compliance with this Agreement pursuant to Section 5.2(h);

(d)except for transactions solely among the Company and its Subsidiaries or solely among the Subsidiaries of the Company, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting interest, other than (i) the acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options to pay the exercise price of such Company Options, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company Options, the vesting of Company Restricted Stock and the vesting and settlement of Company Performance Share Awards, and (iii) the acquisition by the Company of Company Options, Company Restricted Stock and Company Performance Share Awards in connection with the forfeiture of such awards, in each case, with respect to Company Options, Company Restricted Stock and Company Performance Share Awards outstanding as of the date of this Agreement and in accordance with their terms as in effect on the date of this Agreement or granted after the date hereof in compliance with this Agreement pursuant to Section 5.2(h);

(e)pledge or encumber any Company Securities, including any shares of Company Common Stock or other capital stock or other equity or voting interest or modify the terms of any Company Securities, including any shares of Company Common Stock, other capital stock or other equity or voting interests;

(f)declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, including any shares of Company Common Stock, or other equity or voting interest or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, including any shares of Company Common Stock, or other equity or voting interest; provided, that (i) any cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of its other wholly-owned Subsidiaries shall be permitted, (ii) the Company shall have the right, subject to applicable Law, to declare and pay one regular quarterly dividend per fiscal quarter in cash in an amount not to exceed $0.22 per share of Company Common Stock per fiscal quarter and otherwise in the ordinary course and consistent with the Company’s historical practices; provided further, that, in the event the Company declares any such regular quarterly cash dividend, the Company shall cause (A) the declaration date, (B) the record date and (C) the payment date, in each case, related to any such regular quarterly dividend to be no earlier than the date that is two (2) Business Days prior to, and no later than the date that is three (3) Business Days after, the date that is the one year anniversary of such corresponding date for the corresponding fiscal quarter of the preceding fiscal year, and (iii) in no event shall the Company declare or pay any special dividend or distribution;

(g)(i) incur, assume, endorse, guarantee, or otherwise become liable for any Indebtedness for borrowed money (including any long-term or short-term debt) or issue any debt securities, except (A) borrowings in the ordinary course of business under the Company’s credit facilities as in effect on the date hereof or under facilities that replace, renew, extend, refinance or refund such existing credit facilities (including Indebtedness incurred to repay or refinance related fees and expenses) it being understood that Parent will be entitled to consent to any such new facility in accordance with Section 5.2(l) if such existing credit facility to which it relates constitutes a Material Contract hereunder, (B) guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries to the extent such Indebtedness is in existence on the date of this Agreement or incurred in compliance with this Section 5.2(g), (C) performance bonds and surety bonds entered into in the ordinary course of business, (D) any intercompany loans or advances between or among the Company and its direct or indirect wholly-owned Subsidiaries, and (E) any additional indebtedness for borrowed money in an amount not to exceed $10 million in the aggregate at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A) through (D) or (ii) make any loans or advances (other than extensions of credit to customers in the ordinary course of business, for business expenses incurred in the ordinary course of business or pursuant to the Company’s Charter);

(h)(i) enter into, adopt, or terminate any material Employee Plan, or otherwise amend or modify in any material respect any Employee Plan; (ii) increase the compensation or benefits of any non-employee director, employee, consultant or officer; or (iii) implement any worksite closings or employee layoffs or reductions-in-force that would trigger the notice requirements under the WARN Act, except, as applicable in the case of each of clauses (i), (ii)

and (iii), (A) to the extent required by applicable Law or pursuant to any Employee Plan or applicable Collective Bargaining Agreement existing on the date of this Agreement which has been made available to Parent prior to the date of this Agreement; (B) in conjunction with annual renewal or plan design changes for the Employee Plans that are made in the ordinary course of business consistent with past practice and do not materially increase the cost to the Company and its Subsidiaries; or (C) in conjunction with new hires, promotions and changes in job position or status of any current employee or other service provider, in each case with (or to) a title below the level of Vice President and in the ordinary course of business, consistent with past practice;

(i)settle, release, waive or compromise any Legal Proceeding or other claim (excluding any (i) Tax Proceeding, which shall be governed by Section 5.2(p), Transaction Litigation which shall be governed by Section 6.12, or any Legal Proceeding or other claim relating to the matters set forth in Section 2.7(c) which shall be governed by Section 2.7(c)) for an amount in excess of $1 million individually or $2.5 million in the aggregate, other than (A) any settlement of any Legal Proceeding or other claims where the amount paid or to be paid by the Company or any of its Subsidiaries is covered by insurance coverage maintained by the Company or any of its Subsidiaries and (B) settlements of any Legal Proceedings or other claims for an amount not materially in excess of the amount, if any, reflected or reserved in the Audited Company Balance Sheet;

(j)materially change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any applicable Law;

(k)incur or commit to incur any capital expenditures other than (i) during fiscal year 2024, amounts not in excess of 120% of the capital expenditure budget for fiscal year 2024, in accordance with the capital expenditure budget set forth in Section 5.2(k)(i) of the Company Disclosure Letter and (ii) during fiscal year 2025, amounts not in excess of 120% of  the capital plan projections for fiscal year 2025 set forth in Section 5.2(k)(i) of the Company Disclosure Letter;

(l)(A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract or Lease, (B) enter into, modify in any material respect, amend in any material respect or terminate (other than expirations in accordance with its terms) any Material Contract or Lease (including, for these purposes, any Contract that would, if entered into prior to the date of this Agreement, be a Material Contract or Lease) or waive, release or assign any material rights or claims thereunder or (C) sublease or license any portion of Leased Real Property except, in each case of the foregoing clauses (A), (B) and (C), in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 5.2 and provided, however, that, the foregoing ordinary course exception shall not apply to any Material Contract (or any Contract that would, if entered into prior to the date of this Agreement, be a Material Contract) that is (or would be) of the type described by clause (viii) or clause (x) of the definition of “Material Contract”;

(m)acquire any division, assets, properties, businesses or equity securities in any Person (including by merger, consolidation or acquisition of stock or assets), other than, but subject to Section 6.2(e), (i) in or from any wholly owned Subsidiary of the Company, (ii) in the ordinary course of business and that do not exceed $10 million in the aggregate or (iii) capital expenditures as contemplated by Section 5.2(k);

(n)sell, assign, transfer, lease, license, abandon, allow to lapse, exchange or otherwise dispose of, any of the Company’s or its Subsidiaries’ material assets, including any rights in any material Company Intellectual Property, other than such sales, assignments, transfers, leases, licenses, abandonments, lapses, exchanges or other dispositions that (i) are in the ordinary course of business and do not have a purchase price that exceeds $5 million individually or $10 million in the aggregate, (ii) are non-exclusive licenses to any Intellectual Property with customers, service providers, vendors or distributors entered into in the ordinary course, or (iii) are expirations of Registered Intellectual Property in accordance with the applicable statutory period;

(o)mortgage, pledge or encumber any of its and its Subsidiaries’ material assets, tangible or intangible or create or incur any lien thereupon (other than Permitted Liens), other than in connection with financing transactions permitted by Section 5.2(g);

(p) (i) make, revoke or amend any material election relating to Taxes, or change any material Tax accounting method currently in effect, (ii) settle any material Tax Proceeding, (iii) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment (other than as a result of extending the due date of a Tax Return of no longer than seven (7) months), (iv) surrender any right to claim a material refund in Taxes, (v) enter into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) with any Governmental Authority, or (vi) materially amend modify or otherwise change any material Tax Return in a manner inconsistent with past practice;

(q)enter into a written waiver or release of any material noncompetition, nonsolicitation, nondisclosure, noninterference, or nondisparagement obligation of any current or former officer, employee or individual independent contractor of the Company; or

(r)agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3No Solicitation.

(a)No Solicitation or Negotiation. Subject to the terms of Section 5.3(b), after the date of this Agreement the Company shall (w) cease and cause to be terminated any discussions, communications or negotiations with any Person and its Representatives (other than the Parties and their respective Representatives) that would be prohibited by this Section 5.3, (x) request the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries theretofore furnished to any such Person (other than Parent and its Affiliates) with whom a confidentiality agreement was entered into at any time within the twelve month period immediately preceding the date hereof with respect to an Acquisition Proposal, (y) cease providing any further non-public information with respect to the Company or any Acquisition Proposal to any such Person or its Representatives (other than to conduct its business in the ordinary course of business), and (z) shut off all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by or on behalf of the Company with respect to any potential Acquisition Transaction. Subject to the final sentence of this Section 5.3(a) and subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, shall cause their respective directors, officers and senior management employees not to, and shall instruct any of their respective other Representatives not to, and shall not authorize or knowingly permit its respective other Representatives to, directly or indirectly, (A) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal, inquiry or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (B) furnish to any Person (other than Guarantor, Parent, Merger Sub or any designees of Guarantor, Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal, offer or inquiry that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (C) participate or engage in discussions or negotiations with any Person (other than Guarantor, Parent or Merger Sub) with respect to an Acquisition Proposal (or inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal), in each case other than informing such Persons of the existence of the provisions contained in this Section 5.3; (D) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any proposal, inquiry or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (E) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”) or (F) propose publicly or agree to do any of the foregoing. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Company Board unless (i) the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, and (ii) the Company promptly (and in any event no later than the first Business Day thereafter) notifies Parent in writing of any such waiver, amendment or release.

(b)Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or any committee thereof) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with any Person or such Person’s Representatives, furnish any non-public information relating to the Company or any of its Subsidiaries to such Person or such Person’s

Representatives, or afford access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries to such Person or such Person’s Representatives pursuant to, in each case, an Acceptable Confidentiality Agreement that the Company has executed with any Person that has made or delivered to the Company a bona fide, written Acquisition Proposal that did not result from a breach, in any material respect, of Section 5.3(a) and that was made or delivered by such Person after the date of this Agreement and otherwise facilitate such Acquisition Proposal or assist such Person (and such Person’s Representatives and financing sources) with such Acquisition Proposal if requested by such Person, in each case with respect to an Acquisition Proposal that the Company Board (or a committee thereof) has, prior to the Company first taking any of the foregoing actions, determined in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal (i) either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (ii) that the failure to take such actions in connection with such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Law; provided, that, the Company shall (A) provide to Parent and Merger Sub any non-public information or data that is provided to any such Person, that was not previously made available to Parent or Merger Sub prior to or substantially concurrently with the time it is provided to such Person, and if necessary, the Company may provide such information in accordance with applicable Law and any applicable “clean team” or similar arrangement and (B) promptly (and in any event within the earlier of (x) one (1) Business Day or (y) 48 hours thereafter) following any determination of the Company Board made pursuant to the immediately preceding clauses (i) and (ii), provide written notice to Parent of any such determination of the Company Board.

(c)No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as expressly permitted by Section 5.3(d) or Section 5.3(f), the Company Board shall not:

(i)(A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Guarantor or Parent in any material respect; (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within ten Business Days after Parent so requests in writing (provided, however, that Parent may make such request no more than two times in the aggregate) or in connection with the public disclosure by the Company of an Acquisition Proposal; (D) take any formal action or make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication), or fail to recommend against any tender or exchange offer (it being understood that the Company Board or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3(c)(i)); or (E) fail to include the Company Board Recommendation in the Proxy Statement; (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); or

(ii)cause or permit any of the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d)Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval:

(i)the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law and if and only if:

(1)the Company has provided prior written notice to Parent at least five Business Days in advance to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change pursuant to this Section 5.3(d)(i), which notice shall specify the applicable Intervening Event in reasonable detail; and

(2)prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such five Business Day period, must have been available to negotiate with Parent and its Representatives in good faith (and negotiated to the extent that Parent desires and requests to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board no longer determines that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law; or

(ii)if the Company has received a bona fide, written Acquisition Proposal that did not result from a breach, in any material respect, of this Section 5.3 and the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal in each case, if and only if:

(1)the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law;

(2)(i) the Company has provided prior written notice to Parent at least five Business Days in advance (such notice period, including any extension thereto in accordance with this Section 5.3(d)(ii)(2), the “Notice Period”) to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (A) or (B) of Section 5.3(d)(ii), including the identity of the Person or Group making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the

Company and its Representatives, during the Notice Period, have been available to negotiate with Parent and its Representatives in good faith (and negotiated to the extent that Parent desires and requests to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that in the event of any modifications or amendments (other than immaterial modifications or amendments) to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification or amendment), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii) with respect to such new written notice, it being understood that the “Notice Period” in respect of such new written notice will be three Business Days; and

(3)in the event of any termination of this Agreement in order to cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(h), including paying the Company Termination Fee in accordance with Section 8.3(b)(iii).

(e)Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval, the Company shall as promptly as reasonably practicable (and, in any event, within 24 hours after the Company obtains knowledge of receipt thereof) notify (which notice shall be provided orally and in writing) Parent of any Acquisition Proposal or any inquiry, offer, proposal or request for non-public information relating to the Company or any of its Subsidiaries that would reasonably be expected to lead to an Acquisition Proposal that is, in any case, received by the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal or inquiry, offer, proposal or request; and (ii) a summary of the material terms and conditions of any such Acquisition Proposal, inquiry, offer, proposal or request. Thereafter, the Company shall (1) keep Parent reasonably informed, on a prompt basis, of the status and terms of any such Acquisition Proposal, inquiry, offer, proposal or request (including with respect to changes to the status of material terms of any such Acquisition Proposal, inquiry, offer, proposal or request) and the status of any related discussions or negotiations and (2) as promptly as practicable (and in any event no less than  the earlier of (x) one (1) Business Day or (y) 48 hours after the Company obtains knowledge of receipt thereof) provide to Parent unredacted copies of any material correspondence and other written materials (whether or not electronic) sent to or provided to or otherwise shared or exchanged with or by the Company or any of its Subsidiaries or Representatives that describes any terms or conditions thereof (or any amendments thereto), including any proposed transaction agreements (along with all schedules and exhibits thereto and any financing commitments related thereto), as well as written summaries (which may be provided by e-mail to Parent’s outside counsel) of any oral communications containing new terms and conditions of any Acquisition Proposal (other than immaterial new terms and conditions) not otherwise previously provided in writing to Parent.

(f)Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any substantially similar communication in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-

and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any substantially similar communication) or from making disclosures to the Company Stockholders pursuant to applicable securities Laws with regard to the Transactions or an Acquisition Proposal and no such communication by the Company or the Company Board permitted by this Section 5.3(f) shall be deemed to be a Company Board Recommendation Change so long as, in each case, such communication includes disclosure of the Company Board’s reaffirmation of the Company Board Recommendation.

(g)Breach by Representatives. The Company agrees that any breach of this Section 5.3 by any director, officer or other Representative of the Company (other than a consultant or an employee of the Company who is not an officer of the Company) will be deemed to be a breach of this Section 5.3 by the Company. The Company will not authorize, direct or knowingly permit any consultant or employee of the Company to breach this Section 5.3, and upon becoming aware of any breach or threatened breach of this Section 5.3 by a consultant or employee of the Company, shall use its reasonable best efforts to stop such breach or threatened breach.

5.4No Control of the Other Party’s Business. Without in any way limiting any Party’s rights and obligations under this Agreement, the Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own respective business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1Required Action and Forbearance; Efforts.

(a)Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall, on the other hand, use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Merger and the Transactions, including by (i) causing the conditions to the Merger set forth in Article VII to be satisfied (ii) (A) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions; and (iii) obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts or Leases in connection with this Agreement and the consummation of the Merger so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts or Leases (or any Contract entered into in compliance with the terms of this Agreement that, if entered into prior to the date of this Agreement, would be a Material Contract or Lease), as applicable, as of and following the consummation of the Merger.

(b)No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments); (ii) the provision of additional security (including a guaranty); or (iii) material conditions or obligations, including amendments to existing material conditions and obligations, in each case, in connection with obtaining any consent pursuant to any Material Contract in connection with the Merger and the other Transactions; provided, that at the written request of Parent, the Company and its Subsidiaries shall take any such action so long as such action is conditioned on, and effective only from and after, the Closing.

6.2Antitrust and Regulatory Matters.

(a)Filing Under Antitrust Laws and Foreign Investment Laws. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within ten Business Days following the date of this Agreement (unless the parties or their counsel otherwise agree), and (ii) file such notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority as are required by other applicable Antitrust Laws or Foreign Investment Laws in the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Letter in connection with the Merger as soon as practicable. Subject to the terms and conditions of this Agreement, each of Parent and the Company shall (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) take (and cause their Affiliates to take) all action reasonably necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws or Foreign Investment Laws applicable to this Agreement or the Merger in the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Letter; and (2) obtain all clearances, consents, approvals, waivers, actions, non-actions and other authorizations pursuant to any applicable Antitrust Laws or Foreign Investment Laws in the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Letter, in each case as promptly as practicable and in any event at least five Business Days prior to the Termination Date. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates), on the other hand, shall promptly inform the other of any substantive communication from any Governmental Authority regarding the Merger in connection with such filings. If a Party or any of its Affiliates receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other applicable Antitrust Laws or

Foreign Investment Laws, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request; provided, that no Party may enter into any agreement or understanding with any Governmental Authority to delay or not to consummate the transactions contemplated hereby without the consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall have the principal responsibility, after reasonable consultation with the Company (including giving good faith consideration to any comments made by the Company), for determining and implementing the strategy for obtaining any necessary clearance, consents, approvals, or waiting period expirations or terminations pursuant to any applicable Antitrust Laws or Foreign Investment Laws.

(b)CFIUS Filing. Subject to the terms and conditions of this Agreement, each Party hereto agrees to (and to cause their Affiliates to) cooperate with one another with respect to any CFIUS Filing made in connection with the Transactions and obtaining the CFIUS Approval in connection with the Transactions, and such cooperation shall include (i) as promptly as practicable, providing any information to one another, or, as each Party hereto reasonably determines in its sole discretion, confidentially to CFIUS as needed to comply with making a joint voluntary notice pursuant to 31 C.F.R. § 800.501 (a “CFIUS Filing”) or to respond to any request for information from CFIUS pursuant to the DPA and (ii) reasonably cooperating with one another in connection with CFIUS’s review of the CFIUS Filing.  Without limitation of the foregoing, but subject to the terms and conditions of this Agreement, each Party hereto agrees to (or to cause their Affiliates to) (A) within twenty (20) Business Days after the date hereof, file a draft CFIUS Filing in respect of the Transactions with CFIUS and engage in the pre-notice consultation process with CFIUS with respect thereto; (B) following such pre-notice consultation, as promptly as practicable after the receipt of any comments to the draft CFIUS Filing or confirmation from CFIUS that it has no comments to such draft CFIUS Filing, make the formal CFIUS Filing; (C) as promptly as practicable, comply with any request received from CFIUS for any certification, additional information, documents or other materials in respect of either of such notices or the Transactions; (D) ensure that any information furnished to CFIUS is true, complete and correct in all material respects; and (E) cooperate with one another in connection with CFIUS’s review of the CFIUS Filing and the Transactions and in connection with resolving any investigation or other inquiry of any Governmental Authority under the DPA with respect to the transactions contemplated by this Agreement. Parent and/or Merger Sub shall be fully responsible for the payment of the of the filing fee related to the CFIUS Filing required pursuant to 31 C.F.R. Part 800.

(c)Avoidance of Impediments. In furtherance and not in limitation of the other covenants in this Section 6.2, if and to the extent necessary to obtain the CFIUS Approval or clearance of the Merger under the HSR Act and any other Antitrust Law or Foreign Investment Law applicable to the Merger in the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Letter, and to avoid or eliminate each and every impediment under any such applicable Antitrust Law (including the HSR Act) or Foreign Investment Law, in the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Letter, in each case, as promptly as practicable and in any event at least five Business Days prior to the Termination Date, each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, and take all actions necessary to avoid or eliminate each and every impediment and obtain the CFIUS Approval and all clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under the HSR Act and any other Antitrust Laws or Foreign Investment Laws applicable to the Merger in the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Letter prior to the Termination Date, including (i) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Parent, Merger Sub, and their respective Affiliates and of the Company and its Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of Parent, Merger Sub, and their respective Affiliates and of the Company and its Subsidiaries; (iii) the modification of any course of conduct following Closing regarding future operations of Parent, Merger Sub and their respective Affiliates (but solely as it relates to the Company and its Subsidiaries following the Closing) and of the Company and its Subsidiaries; and (iv) any other restrictions on the activities of Parent, Merger Sub, and their respective Affiliates and of the Company and its Subsidiaries, including the freedom of action of Parent, Merger Sub, and their respective Affiliates and of the Company and its Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement (any such necessary action, including those described in the foregoing clauses (i) through (iv), a “Conduct Remedy”); in each case, so as to allow the consummation of the Merger as promptly as practicable, and in any event at least five Business Days prior to the Termination Date. Notwithstanding anything to the contrary in this Agreement, neither the provisions of this Section 6.2 nor any other provision of this Agreement shall be construed to require Parent or any of Parent’s Subsidiaries or Affiliates to undertake or agree to (or propose) any Conduct Remedy or to undertake or agree to (or propose) (or to request or authorize the Company or any of the Company’s Subsidiaries to undertake or agree to (or propose) and the Company shall not, and shall not permit any of its Subsidiaries to undertake or agree (or propose) to take, without Parent’s prior written consent) any Conduct Remedy if such Conduct Remedy would, or would reasonably be expected to, result in a Substantial Detriment. “Substantial Detriment” shall mean changes or effects (including any efforts, actions, changes or effects reasonably expected to result from any Conduct Remedy) which, individually or in the aggregate, would, or would reasonably be expected to, result in a material adverse effect on the assets, business, results of operation, or financial condition of the Company and its Subsidiaries, taken as a whole, and treating any Conduct Remedy relating to the operations conducted by Parent or its Affiliates prior to the Effective Time as if it were applicable to an equivalent amount of operations, divisions, businesses, product lines, customers, assets or rights or interests of the Company and its Subsidiaries; provided, that any Conduct Remedy relating to the operations conducted by Parent or its Subsidiaries prior to the Effective Time shall be deemed to result in a Substantial Detriment. Parent shall oppose any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Authority that would restrain, prevent, or materially delay receipt of any required consents, clearances, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations required to consummate the Merger, including by defending through litigation, any action asserted by any Person in any court or before any Governmental Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Governmental Authority, it being understood that the costs and expenses of all such actions shall be borne by Parent. Notwithstanding the foregoing, nothing in this Agreement shall require the Company or any of its Subsidiaries or Affiliates to enter into any agreement or consent decree with the DOJ, FTC, CFIUS or any other Governmental Authority that is not conditioned on the Closing and the Company shall not and shall not permit any of its Subsidiaries or Representatives to, in each case, without Parent’s prior written consent enter into, agree to or otherwise agree or commit to, or publicly propose or propose to any Governmental Authority to any of the foregoing with respect to any such agreement, consent decree or any other Conduct Remedy (provided that, at the written request of Parent, the Company shall take any such action if such action is conditioned on, and effective only from and after, the Closing).

(d)Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any substantive communication received by such Person from a Governmental Authority in connection with the Merger and provide the other Parties a reasonable amount of time to review and discuss in advance (and consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written or oral communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority, except for the Parties’ HSR filings; (ii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval, waiver or other authorizations, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend and participate; provided that materials required to be provided pursuant to this section may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with applicable law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 6.2(d) as “Outside Counsel Only.” The foregoing obligations in this Section 6.2(d) shall be subject to the Confidentiality Agreement and any attorney-client, work product or other privilege.

(e)Other Actions. Until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, without the prior written consent of the other Party, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall, and each shall cause its Subsidiaries and Affiliates not to, enter into, agree to enter into, permit or agree to permit any Person (other than its Affiliates) to enter into, or consummate any Contracts or arrangements for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, equity interests, assets or rights in or of any Person, that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Transactions, including the Merger, including by (A) imposing any material delay in the obtaining of or materially increasing the risk of not obtaining, any clearances, approvals, waivers, actions, non-actions, authorizations, consents, orders or declarations of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions, including the Merger, or (B) materially increasing the risk of any Governmental Authority entering an order, ruling, judgment or injunction prohibiting the consummation of the Transactions, including the Merger, or (C) causing Parent, Merger Sub or the Company to be required to obtain any additional clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under any Antitrust Laws or Foreign Investment Laws with respect to the Merger and the other Transactions. Until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, without the prior written consent of the Company, Parent shall not, and shall cause its Affiliates not to, take any of the actions set forth on Section 6.2(e) of the Company Disclosure Letter.

6.3Proxy Statement.

(a)Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, but in any event within twenty (20) Business Days after the date of this Agreement, the Company shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3, the Company shall include the Company Board Recommendation in the Proxy Statement.

(b)Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(d)Consultation Prior to Certain Communications. The Company will use its reasonable best efforts to cause the Proxy Statement to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, shall use commercially reasonable efforts to provide the other Party a reasonable opportunity to review and comment on any written communication with the SEC or its staff with respect to the Proxy Statement and each Party shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(f)Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise the other, promptly after it receives notice thereof (and in any case, no less than 24 hours after a director or senior executive officer of such party becomes aware), of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(g)Dissemination of Proxy Statement. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable, and in no event more than four Business Days, following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement, which confirmation will be deemed occurred if the SEC has not affirmatively notified the Company by 11:59 p.m. New York City time, on the tenth calendar day following such filing with the SEC that the SEC will or will not be reviewing the Proxy Statement.

6.4Company Stockholder Meeting.

(a)Call of Company Stockholder Meeting. Subject to Section 5.3, following the clearance of the Proxy Statement by the SEC, the Company shall take all action necessary in accordance with the DGCL, the Exchange Act, the Charter, the Bylaws and the rules of Nasdaq to establish a record date for (and the Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)) and duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”), in each case, as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval. As soon as reasonably practicable after the date of this Agreement (and in any event within 5 Business Days) (and thereafter, promptly following the reasonable request of Parent made not more than one time every two weeks), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act assuming that, for such purposes only, the record date of the Company Stockholder Meeting will be 20 Business Days after the date the broker search is conducted. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company be required to hold the Company Stockholder Meeting prior to the twentieth Business Day following the mailing of the Proxy Statement. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company shall use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval.

(b)Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting (i) to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval; (ii) if there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting, it being understood that the Company may not postpone or adjourn the Company Stockholder Meeting more than two times pursuant to this clause (ii) without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed); or (iii) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its staff. Unless this Agreement is validly terminated in accordance with Section 8.1, the Company will submit this Agreement to the Company Stockholders at the Company Stockholder Meeting for the purpose of obtaining the Requisite Stockholder Approval even if the Company Board has effected a Company Board Recommendation Change.

6.5Anti-Takeover Laws. The Company and the Company Board shall (a) take reasonable actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take reasonable actions within their power to ensure that the Merger may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.6Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information or providing access to such documents or information would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; or (d) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Nothing in this Section 6.6 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.6 shall be conducted in a manner that does not (i) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to operate any equipment or perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor air, or other environmental media. All requests for access pursuant to this Section 6.6 must be directed to the General Counsel or Chief Financial Officer of the Company or other Person designated by the Company.

6.7Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Common Stock, Company Options, Company Restricted Stock or Company Performance Share Awards) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.8Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company or any of its Subsidiaries or Affiliates, on the one hand, and any of their respective current or former directors, officers, employees or agents (and any person who becomes a director, officer, employee or agent of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Subsidiaries of the Company, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable Law.

(b)Indemnification Obligation. Without limiting the generality of the provisions of Section 6.8(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director, officer, employee or agent of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate as a director, officer, employee, trustee or fiduciary of another Person (including any employee benefit plan), regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time; and (iii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.8(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation, on behalf of itself and its Affiliates, will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto); (B) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (C) the Surviving Corporation shall advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which shall be paid by the Surviving Corporation.

(c)D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability and similar insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.8(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier on the date of this Agreement. In satisfaction of the foregoing obligations, prior to the Effective Time (or substantially concurrently with the Effective Time) the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier on the date hereof provided that in no event shall Parent be obligated to pay an aggregate cost for such “tail” policy in excess of the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect. If the Company is unable to obtain the “tail” policy and Parent or the Surviving Corporation are unable to obtain the insurance described in this Section 6.8(c) for an annual cost less than or equal to the Maximum Annual Premium, Parent shall cause the Surviving Corporation to instead obtain as much comparable insurance as possible for an aggregate annual premium equal to the Maximum Annual Premium.

(d)Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.8.

(e)No Impairment. The obligations set forth in this Section 6.8 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.8(c) (and their heirs and representatives, the “Other Indemnified Persons”) without the prior written consent of such affected Indemnified Person or Other Indemnified Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third party beneficiaries of this Section 6.8, with full rights of enforcement as if a Party. The rights of the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.8 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Charter and Bylaws; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries prior to the date hereof; or (iv) applicable Law (whether at Law or in equity).

(f)Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.9Employee Matters.

(a)Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b)Employment; Benefits. For a period of twelve months following the Effective Time (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) maintain for the benefit of each Continuing Employee (i) base salary or wage rate and target short-term cash incentive opportunities (including bonus or commission compensation) that are, in each case, no less than those in effect for such Continuing Employee immediately before the Effective Time; (ii) target long-term incentive compensation opportunities (“Post-Closing Incentives”) that are no less favorable in the aggregate than the target long-term incentive compensation opportunity received by such Continuing Employee from the Company and its Subsidiaries in the ordinary course immediately prior to the Effective Time (except that such opportunities may be denominated in and/or settled in cash rather than equity-based awards), (iii) severance and termination benefits that are no less favorable than those applicable to such Continuing Employee immediately before the Effective Time; and (iv) all other employee welfare and defined contribution benefit plans, programs, policies, agreements or arrangements of the Surviving Corporation or any of its Subsidiaries (excluding, for the avoidance of doubt, any defined benefit pension, severance, retention bonus, change in control, transaction or similar arrangements) at levels that are at least as favorable in the aggregate to those in effect for (or available to) such Continuing Employee under the Employee Plans as of the Effective Time. During the Continuation Period, and in satisfaction of its obligations under Section 6.9(b)(iii), the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) provide severance benefits or compensation to eligible employees as set forth in Section 6.9(b) of the Company Disclosure Letter.

(c)New Plans. With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Effective Time (each such plan, a “New Plan”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) use cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation and other time off accrual and severance entitlement), except to the extent that it would result in duplication of coverage or benefits for the same period of service. In addition, and without limiting the generality of the foregoing, (i) the Surviving Corporation and its Subsidiaries shall use commercially reasonable efforts to ensure each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Employee Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, the Surviving Corporation and its Subsidiaries shall use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees and their covered dependents; (iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, the Surviving Corporation and its Subsidiaries shall use commercially reasonable efforts to cause any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plan ending on the date that Continuing Employees’ participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iv) the Surviving Corporation and its Subsidiaries shall credit the accounts of the Continuing Employees pursuant to any New Plan that is a flexible spending account plan with any unused balances in the account of such Continuing Employees under the Old Plan that is a flexible spending account plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will not be subject to accrual limits or other forfeiture and shall not limit future accruals.

(d)Collective Bargaining Agreements. Notwithstanding anything in this Section 6.9 to the contrary, the terms and conditions of employment for any employees covered by a Collective Bargaining Agreement shall be governed by such applicable agreement, and Parent shall recognize and comply with each such Collective Bargaining Agreement in accordance with their respective terms on and following the Closing.

(e)No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.9 will not be deemed to: (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) amend or modify any Employee Plan or create any employee benefit plan, program, policy, practice, agreement or arrangement; (iii) create a binding employment agreement with any employee of the Company or its subsidiaries; or (iv) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof).

6.10Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.11Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form reasonably agreed to by the Parties, and following such initial press release, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided, that no Party hereto shall be obligated to engage in such consultation with respect to communications (including communications directed to such Party’s employees, suppliers, customers, partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.11 or any communication plan or strategy as previously agreed to by Parent and the Company; provided, further, that the restrictions set forth in this Section 6.11 shall not apply to any release or public statement (i) made or proposed to be made by a Party hereto with respect to an Acquisition Proposal, a Superior Proposal or a Company

Board Recommendation Change or any action taken pursuant thereto (so long as such release or public statement is otherwise made in accordance with this Agreement) or (ii) in connection with any dispute between the parties regarding this Agreement or the Merger, in each case, following reasonable consultation with the other Party.

6.12Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed on a reasonably prompt basis with respect to the status thereof and any material developments related thereto. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and (c) consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company may not compromise, settle, or otherwise satisfy or agree to dismiss, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).

6.13Notification of Certain Matters.

(a)Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent or Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.13(a).

(b)Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent, Merger Sub or Guarantor in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Parent, Merger Sub or Guarantor to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of Parent, Merger Sub or Guarantor set forth in this Agreement or the conditions to the obligations of the Company to consummate the

Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.13(b).

(c)Impact of Non-Compliance. The Company’s, Parent’s or Merger Sub’s failure to comply with this Section 6.13 will not be taken into account for purposes of determining whether any conditions set forth in Article VII to consummate the Merger have been satisfied or whether any termination rights set forth in Article VIII are available.

6.14Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.15Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.16Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL.

6.17Treatment of Company Indebtedness. If requested in writing by Parent at least ten (10) Business Days prior to the Closing Date, the Company shall use commercially reasonable efforts to (and shall cause the Subsidiaries of the Company to use commercially reasonable efforts to) deliver all notices and take all other actions required to facilitate at or prior to the Effective Time the termination of all commitments outstanding under Indebtedness of the Company for borrowed money, the repayment in full of all obligations outstanding thereunder, the release of all liens securing such obligations, and the release of all guarantees in connection therewith; provided, however, that neither the Company nor any of its Subsidiaries shall be required to take any such action that is not conditioned upon the occurrence of the Closing. In furtherance and not in limitation of the foregoing, if requested by Parent pursuant to this Section 6.17, the Company shall, and shall cause its Subsidiaries to, (A) use commercially reasonable efforts to deliver to Parent at least four (4) Business Days on or prior to the Closing Date, a draft payoff letter and related release documentation and (B) deliver on or prior to the Closing Date, an executed payoff letter and executed related release documentation, in each case, with respect to such Indebtedness for borrowed money (the “Payoff Letter”) in form and substance customary for transactions of this type, from the agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that all guarantees and liens granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the Payoff Letter at or prior to the Effective Time, be released and terminated.

6.18 Tax Matters. From and after the execution of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by applicable Law (including Antitrust Laws), the Company and Parent shall (and shall cause their respective representatives and Subsidiaries to) use commercially reasonable efforts to cooperate in planning the restructuring and integration of the Company, the Company’s Subsidiaries and their respective businesses, on the one hand, with Parent, Parent’s Subsidiaries and their respective businesses, on the other hand, including, subject to Section 6.6, providing reasonable access to information, personnel and outside counsel and advisors.

6.19Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company or Merger Sub, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. Except as expressly permitted or required by this Agreement or as may be required by applicable Law, Parent, Merger Sub and the Company shall not, and shall not permit of their respective Subsidiaries or affiliates to, take any action that would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the Merger and the Transactions; provided, that nothing in this sentence shall apply to the matters set forth in Section 6.1 and Section 6.2, which shall be governed by the terms of Section 6.1 and Section 6.2.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b)Regulatory Clearances. (i) The waiting period applicable to the Transactions pursuant to the HSR Act will have expired or otherwise been terminated and (ii) the approvals, clearances or expirations of waiting periods set forth in Section 7.1(b) of the Company Disclosure Letter will have occurred or been obtained (as applicable), in each case without the imposition, individually or in the aggregate, of a Substantial Detriment.

(c)CFIUS. The CFIUS Approval shall have been obtained without the imposition, individually or in the aggregate, of a Substantial Detriment.

(d)No Prohibitive Laws or Injunctions. No Law, injunction or order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction shall have been enacted, entered or promulgated and be continuing in effect that would (i) prohibit, enjoin or otherwise make illegal the consummation of the Merger or (ii) result in a Substantial Detriment.

7.2Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction (or waiver by Parent where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)Representations and Warranties. (i) the representations and warranties of the Company set forth in the first sentence of Section 3.1, Section 3.2, Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.6 and Section 3.26 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects only as of such specified date), (ii) the representations and warranties of the Company set forth in Section 3.7(a), Section 3.7(b), and Section 3.7(c) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects only as of such specified date), except for any de minimis inaccuracies, (iii) the representations and warranties of the Company set forth in Section 3.11(b) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made on the Closing Date (except to the extent that such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects only as of such specified date), and (iv) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with all of the covenants and obligations of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)Company Material Adverse Effect. Since the date of this Agreement, no Effect has occurred or arisen that, individually or in the aggregate, has had a Company Material Adverse Effect that is continuing.

(d)Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

7.3Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” or words of similar import) at and as of the date of this Agreement and at and as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b)Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with all of the covenants and obligations of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1Termination. This Agreement may be validly terminated (notwithstanding the obtaining of the Requisite Stockholder Approval) at any time only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b)by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent injunction or other final and non-appealable judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger is in effect that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule or regulation has been enacted, entered or enforced that prohibits, makes illegal or enjoins the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the issuance of such permanent injunction or other final and non-appealable judgment or order, or statute, rule or regulation was primarily caused by, or primarily resulted from, the failure of such Party (treating Parent and Merger Sub as one party for this purpose) to perform and comply, in all material respects, with any of the covenants or other agreements to be performed or complied with by such Party;

(c)by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., New York City time, on February 4, 2025 (the “Termination Date”); provided, however, that (A) if five (5) Business Days prior to the Termination Date, all the conditions to Closing set forth in Article VII have been satisfied or (to the extent permitted by Law) waived other than (i) any of the conditions set forth in Section 7.1(d) (solely to the extent such condition has not been satisfied due to a Law, injunction, judgment or order arising under the HSR Act or any other Antitrust Laws or Foreign Investment Laws applicable to this Agreement or the Merger in the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Letter), Section 7.1(b) or Section 7.1(c), and (ii) those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing, the Termination Date shall be automatically extended until 11:59 p.m., New York City time, on August 4, 2025, which later date shall thereafter be deemed the Termination Date; provided, further, that (B) if five (5) Business Days prior to such extended date, all the conditions to Closing set forth in Article VII have been satisfied or (to the extent permitted by Law) waived other than (i) any of the conditions set forth in Section 7.1(d) (solely to the extent such condition has not been satisfied due to a Law, injunction, judgment or order arising under the HSR Act or any other Antitrust Laws or Foreign Investment Laws applicable to this Agreement or the Merger in the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Letter) Section 7.1(b) or Section 7.1(c), and (ii) those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing, the Termination Date shall be automatically further extended until 11:59 p.m., New York City time, on February 4, 2026, which later date shall thereafter be deemed the Termination Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) (1) Parent if the Company has the valid right to terminate this Agreement pursuant to Section 8.1(g); or (2) the Company if Parent has the valid right to terminate this Agreement pursuant to Section 8.1(e), and (ii) any Party (treating Parent and Merger Sub as one party for this purpose) whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (B) the failure of the Closing to have occurred prior to the Termination Date;

(d)by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger;

(e)by Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or

(b), except that if such breach or failure to perform is capable of being cured prior to the Termination Date, Parent will not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 45 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it or Merger Sub is then in breach of any provision of this Agreement or has failed to perform or comply with, or there is any inaccuracy of, any of its representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.3(a) or (b);

(f)by Parent, if at any time prior to the Company’s receipt of the Requisite Stockholder Approval, the Company Board has effected a Company Board Recommendation Change;

(g)by the Company, if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or (b), except that if such breach or failure to perform is capable of being cured prior to the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 45 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if it is then in breach of any provision of this Agreement or has failed to perform or comply with, or there is any inaccuracy of, any of its representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.2(a) or (b); or

(h)by the Company, at any time prior to receiving the Requisite Stockholder Approval, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal; provided that (i) the Company has received a Superior Proposal after the date of this Agreement that did not result from a breach, in any material respect, of Section 5.3(a), (ii) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal, (iii) concurrently with, and as a condition to, any such termination the Company pays to Parent (or its designee) the Company Termination Fee pursuant to Section 8.3 and (iv) the Company Board has authorized the Company to enter into, and the Company substantially concurrently enters into, a definitive written agreement providing for such Superior Proposal (it being agreed that the Company may enter into such definitive written agreement substantially concurrently with any such termination).

8.2Manner and Notice of Termination; Effect of Termination.

(a)Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be void and of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or Representative of such Party) to the other Parties, as applicable, except that Section 6.11, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement. Notwithstanding the foregoing, no termination of this Agreement will relieve any Party from any liability for fraud or any Willful and Material Breach of this Agreement by such Party prior to termination, in which case such Party shall be liable to the other Party for damages. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement and any applicable clean team or similar arrangement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3Fees and Expenses.

(a)General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent. After closing, Parent shall pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, gains, real property transfer and other similar Taxes or fees, in each case, arising out of or in connection with entering into this Agreement and the consummation of the Merger to the extent incurred by the Company or any of its Subsidiaries.

(b)Company Payments.

(i)If (A) this Agreement is validly terminated pursuant to (1) Section 8.1(d), (2) Section 8.1(c) and the Requisite Stockholder Approval shall not theretofore have been obtained or (3) Section 8.1(e) and the Requisite Stockholder Approval shall not theretofore have been obtained, (B) in each case of the foregoing clauses (1), (2) and (3), following the execution and delivery of this Agreement and prior to the date of any such termination, an Acquisition Proposal shall have been made and become publicly known, whether or not withdrawn, (x) prior to the Company Stockholder Meeting (in the case of a termination contemplated by clause (A)(1)) or (y) prior to the date of such termination (in the case of a termination contemplated by clause

(A)(2) or (A)(3)); and (C) within twelve months following the date of any such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company shall pay to Parent (or its designee) the Company Termination Fee on the same Business Day as the earliest to occur of (1) the date of the signing of any such definitive agreement and (2) the consummation of any such Acquisition Transaction, in each case, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii)If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within three Business Days) following such termination pay to Parent (or its designee) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must prior to or substantially concurrently with and in any event no later than, and as a condition to, the effectiveness of such termination pay to Parent (or its designee) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)Single Payment Only; Right to Payment. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. Notwithstanding anything to the contrary contained in this Section 8.3 or elsewhere in this Agreement, in the event this Agreement is terminated by the Company for any reason at a time when Parent would have had the right to terminate this Agreement, Parent shall be entitled to receipt of any Termination Fee that would have been (or would have subsequently become) payable had Parent terminated this Agreement at such time.

(d)Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof, the Company will pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable law (collectively, the “Enforcement Expenses”). All payments under this Section 8.3 shall be made by the Company to Parent (or its designee) by wire transfer of immediately available funds to an account designated by Parent in writing to the Company.

(e)Sole Remedy. Parent’s receipt of the Company Termination Fee, to the extent owed pursuant to Section 8.3(b) and actually paid by the Company, and such payment is accepted by Parent, Parent’s receipt of the Enforcement Expenses (if any), or Parent’s right to specific performance pursuant to Section 9.7, as applicable, will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon Parent’s acceptance of such payment of the Company Termination Fee and Enforcement Expenses (if any), none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parent and Merger Sub and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement and any applicable clean team or similar arrangement, and Section 8.3(a), as applicable); provided that nothing in this Section 8.3(e) shall limit the rights and remedies of Parent, Merger Sub or any of their respective Affiliates under Section 9.7(b). The Company Related Parties are intended third party beneficiaries of this Section 8.3(e).

8.4Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail or by hand (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)if to Guarantor, Parent or Merger Sub to:

North American Stainless, Inc.
6870 Hwy 42 East
KY 41045, United States
Attn:Bernardo Velazquez Herreros

Luis Gimeno Valledor
Email: bernardo.velazquez@acerinox.com

luis.gimeno@acerinox.com

and

Acerinox, S.A.
Santiago de Compostela, nº 100, 28035
Madrid, Spain
Attn:Bernardo Velazquez Herreros

Luis Gimeno Valledor
Email: bernardo.velazquez@acerinox.com

luis.gimeno@acerinox.com

with a copy (which will not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attn: Scott A. Barshay

Kyle T. Seifried
Email: sbarshay@paulweiss.com

kseifried@paulweiss.com

(b)if to the Company (prior to the Effective Time) to:

Haynes International, Inc.

1020 West Park Avenue

Kokomo, Indiana 46904

Attn: Michael L. Shor

Angela M. Kohlheim

Email: MShor@haynesintl.com

AKohlheim@haynesintl.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn: David M. Klein, P.C.

Allison M. Wein, P.C.
Email:dklein@kirkland.com

allie.wein@kirkland.com

From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is two Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, provided that, notwithstanding the foregoing, Guarantor, Parent and Merger Sub may, in their sole discretion, transfer or assign, in whole or from time to time in part, to one or more of Guarantor’s wholly owned Subsidiaries, its rights, interests and obligations under this Agreement, provided that such transfer or assignment will not (a) relieve the assigning or transferring Party of its obligations hereunder, (b) materially impede or materially delay the Closing, (c) prevent the Closing from occurring prior to the Termination Date, or (d) create any material unreimbursed cost or expense for the Company. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Other than as set forth in this Section 9.3, no assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement and the Company Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto; provided that from and after the date hereof, notwithstanding anything to the contrary in the Confidentiality Agreement, no consent of the Company shall be required for any Person who is a potential source of, or may provide, equity, debt or any other type of financing in connection with the Merger and the Transactions to become a Representative (as defined in the Confidentiality Agreement) of Guarantor thereunder.

9.5Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except (a) if the Closing occurs, from and after the Closing, as set forth in or as contemplated by Section 6.8, and (b) if the Closing occurs, from and after the Closing, for the right of the holders of Company Common Stock, Company Options, Company Restricted Stock or Company Performance Share Awards to receive the Per Share Price, without interest, respectively, in each case after the Effective Time.

9.6Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. Upon any such determination, the Parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, in a materially acceptable manner, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7Remedies.

(a)Remedies Cumulative. Except as otherwise provided herein (including Section 8.3(e)), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although a Party may pursue both a grant of specific performance and monetary damages, under no circumstances will a Party be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b)Specific Performance.

(ii)The Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) neither the ability of either Party to recover damages for fraud or any Willful and Material Breach of this Agreement nor the provisions of Section 8.3 are intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.7, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.7 shall require any Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.7 prior to, or as a condition to, exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.7 or anything set forth in this Section 9.7 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.8Governing Law. This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware.

9.9Consent to Jurisdiction; Service of Process; Venue.

(a)General Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons, notice and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) for any Legal Proceeding relating to the Merger, for and on behalf of itself or any of its properties or assets, by U.S. registered mail to such person’s respective address as specified in or in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, provided, however, that nothing in this Section 9.9 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of or is related to this Agreement or the transactions contemplated hereby or thereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any court or other body; (d) agrees that any dispute arising out of or related to this Agreement or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in any of the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.10WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE FINANCING. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto.

9.12Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent.

9.13Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14Guaranty

(a)To induce the Company to enter into this Agreement, Guarantor hereby absolutely, unconditionally and irrevocably guarantees, as principal and not as surety, to the Company, the Surviving Corporation and their successors and assigns and the third party beneficiaries of this Agreement as set forth in Section 9.5 the due and punctual payment and performance of each of the covenants, obligations and liabilities (including the obligation to pay the Per Share Price pursuant to Article II and indemnification obligations pursuant to Section 6.8) of Parent and Merger Sub, as applicable (the “Guaranteed Obligations”). This guaranty is an absolute, unconditional and continuing guaranty of the full and punctual discharge and performance of the Guaranteed Obligations. This guaranty is a guaranty of payment and performance and not of collection. Any breach or nonperformance of any such obligations of Merger Sub or Parent (or any of their successors or assigns) shall also be deemed to be a default of Guarantor. So long as this Section 9.14 is in effect, Guarantor shall not exercise any right or remedy arising by reason of its performance of its guaranty, whether by subrogation, reimbursement, indemnification, contribution or otherwise, against the Company, the Surviving Corporation or their successors and assigns or any express intended third party beneficiary described in Section 9.5 of any Guaranteed Obligations, or any other guarantor of the Guaranteed Obligations or any security therefor.

(b)If and whenever Parent or Merger Sub defaults for any reason whatsoever in the performance of any of the Guaranteed Obligations, Guarantor shall, as soon as reasonably practicable following demand, unconditionally perform (or procure the performance of) and satisfy (or procure the satisfaction of) the Guaranteed Obligations in regard to which such default has been made in the manner prescribed by this Agreement and so that the same benefits are conferred on the Company, the Surviving Corporation and their successors and assigns as such Person would have received if the Guaranteed Obligations had been duly performed and satisfied by Parent and Merger Sub.

(c)Guarantor represents and warrants to the Company as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent any representation or warranty expressly relates to an earlier date or period, in which case as of such date or period) as follows:

(i)Guarantor is (a) duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except, in the case of clause (b), where the failure to have such power or authority has not had, and would not have a Parent Material Adverse Effect or would reasonably be expected to prevent, materially impede or materially delay the performance by Guarantor of its obligations under this Section 9.14.

(ii)Guarantor has the requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Section 9.14. This Agreement has been duly executed and delivered by Guarantor and, assuming the due authorization, execution and delivery of this Agreement by the Company, execution and delivery of this Agreement by Guarantor constitutes a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, subject to the Enforceability Exceptions.

(iii)The execution and delivery of this Agreement by Guarantor, the performance by Guarantor of its covenants and obligations hereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Organizational Documents of Guarantor; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, require any notice or Consent pursuant to, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract to which Guarantor is a party or by which Guarantor or any of its properties or assets may be bound or result in the loss of a material benefit or right under any such Contract; (c) assuming the Governmental Authorizations referred to in Section 4.4 are obtained, violate or conflict with any Law applicable to Parent or Merger Sub; or (d) result in (or, with notice or lapse of time or both, would result in) the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Guarantor, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(iv)Guarantor does not own any shares of Company Common Stock other than shares that may be held through mutual funds or benefit or pension plans. None of Guarantor or any of its respective directors, officers or Affiliates has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the three years prior to the date of this Agreement.

(v)As of the date of this Agreement, there are no Legal Proceedings pending or, to the knowledge of Guarantor or any of its Affiliates, threatened against Guarantor that would, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, Guarantor is not subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of Guarantor to fully perform its obligations pursuant to this Agreement.

(vi)No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Guarantor is necessary to approve this Agreement or the Merger.

(vii)Guarantor has on the date hereof, and will have as of the Closing, available funds sufficient to perform its obligations under this Section 9.14.

(d)Except for the representations and warranties expressly set forth in this Section 9.14, neither Guarantor nor any other Person makes any other express or implied representation or warranty on behalf of Guarantor or any of its Affiliates (other than the representations and warranties of Parent and Merger Sub set forth in Article IV). Guarantor’s obligations under this Section 9.14 are expressly limited to Guaranteed Obligations and shall automatically expire upon the full discharge and performance of all Guaranteed Obligations and thereafter, Guarantor shall no longer have any duties or obligations under this Agreement.

(e) This guaranty is to be a continuing guaranty and accordingly is to remain in force until all the Guaranteed Obligations have been performed or satisfied. This guaranty is in addition to and without prejudice to and not in substitution for any rights that the Company, the Surviving Corporation, their successors and assigns and any third-party beneficiary may now or in future have or hold for the performance and observance of the Guaranteed Obligations. The Guaranteed Obligations shall be discharged as a result of (i) indefeasible payment of performance in full of the Guaranteed Obligations in accordance with the terms of this Agreement, or (ii) those defenses to the payment of the Guaranteed Obligations that Parent or Merger Sub has under the specific terms of this Agreement.

(f)As a separate and independent stipulation, Guarantor acknowledges, confirms and agrees that any of the Guaranteed Obligations (including any monies payable) that is or becomes unenforceable against, or not capable of recovery from, Parent or Merger Sub by reason of any legal limitation, disability or incapacity on or of Parent or Merger Sub or any other fact or circumstances (other than any limitation imposed by this Agreement) will nevertheless be enforceable against and recoverable from Guarantor as though the same had been incurred by Guarantor and Guarantor were the sole or principal obligor in respect of that Guaranteed Obligation. Without limiting the generality of the foregoing, (i) Guarantor hereby waives: (A) notice of acceptance of this guaranty, and of the creation or existence of any of the Guaranteed Obligations and of any action by the Company in reliance hereon or in connection herewith; (B) presentment, demand for payment, notice of dishonor or nonpayment, protest and notice of protest with respect to the Guaranteed Obligations; and (C) any requirement that suit be brought against, or any other action by the Company, the Surviving Corporation, their successors and assigns and any third-party beneficiary be taken against, or any notice of default or other notice be given to, or any demand be made on, Parent, Merger Sub or any other Person, or that any other action be taken or not taken as a condition to Guarantor’s liability for the Guaranteed Obligations or as a condition to the enforcement of this Agreement or the Guaranteed Obligations against Guarantor; and (ii) the liability of Guarantor under this Agreement and the Guaranteed Obligations shall be irrevocable and enforceable irrespective of: (A) any change in the time, manner, terms, place of payment, or in any other term of all or any of the Guaranteed Obligations, or any other document executed in connection therewith; (B) any sale, exchange, release, or non-perfection of any property standing as security for the Guaranteed Obligations, or any release, amendment, waiver, or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations; (C) failure, omission, delay, waiver, or refusal by the Company, the Surviving Corporation, their successors and assigns and any third-party beneficiary to exercise, in whole or in part, any right or remedy held by such Person with respect to the Guaranteed Obligations; (D) any change in the existence, structure, or ownership of Guarantor, Parent or Merger Sub, or any insolvency, bankruptcy, reorganization, or other similar proceeding; and (E) any other circumstance that might otherwise constitute a defense available to, or discharge of, Guarantor not available to Parent.

(g)Notwithstanding anything to the contrary set forth herein, the Company hereby acknowledges and agrees that (i) no recourse hereunder may be had against any Representative of Guarantor, whether by or through attempted piercing of the corporate veil or otherwise, by the enforcement of any judgment or assessment or by any legal or equitable Legal Proceeding, by virtue of any Law, or otherwise, and (ii) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Representative of Guarantor under this Section 9.14 or for any claim based on, in respect of or by reason of the Guaranteed Obligations. The Company acknowledges and agrees that Guarantor is agreeing to enter into this Section 9.14(g) in reliance on the provisions set forth in this Section 9.14(g) and that this Section 9.14(g) shall survive the termination of this Agreement. For the avoidance of doubt, in no event shall the potential liability of Guarantor in connection with this Agreement or the Transactions exceed that of Parent in connection with this Agreement or the Transactions.

(h)The Company will not owe any obligations or have any liability to Guarantor under or in connection with this Agreement. Guarantor irrevocably and unconditionally waives any claim or other remedy that Guarantor may have against the Company and any third-party beneficiary in respect of any liability. Without prejudice to the generality of the foregoing, Guarantor accepts all of the exclusions, disclaimers and limitations of, and any acknowledgement of the Company or other provision that would have the effect of reducing, the liability of the Company and its Affiliates under or in connection with this Agreement as if Guarantor were Parent and Merger Sub.

(i)Guarantor acknowledges and agrees that all provisions of Article IX (except for this Section 9.14) shall apply to Guarantor mutatis mutandis with respect to this Section 9.14.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

NORTH AMERICAN STAINLESS, INC.

By: /s/ Cristobal Fuentes
Name: Cristobal Fuentes
Title: President

WARHOL MERGER SUB, INC.

By: /s/ Cristobal Fuentes
Name: Cristobal Fuentes
Title: President

Solely for purposes of Section 9.14, ACERINOX, S.A.

By: /s/ Bernarndo Velazquez Herreros
Name: Bernarndo Velazquez Herreros
Title: Chief Executive Officer

By: /s/ Luis Gimeno Valledor
Name: Luis Gimeno Valledor
Title: General Secretary

[Signature Page to Agreement and Plan of Merger]

HAYNES INTERNATIONAL, INC.

By: /s/ Michael L. Shor
Name: Michael L. Shor
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]